     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000


                                                      REGISTRATION NO. 333-32972

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             FUELCELL ENERGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                              06-0853042
   (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)

                            ------------------------

                              3 GREAT PASTURE ROAD
                           DANBURY, CONNECTICUT 06813
                                 (203) 825-6000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                JERRY D. LEITMAN
                                   PRESIDENT
                              3 GREAT PASTURE ROAD
                           DANBURY, CONNECTICUT 06813
                                 (203) 825-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    WITH COPIES TO:
       RICHARD A. KRANTZ, ESQ.                       DAVID P. FALCK, ESQ.
         ROBINSON & COLE LLP                 WINTHROP, STIMSON, PUTNAM & ROBERTS
          FINANCIAL CENTRE                          ONE BATTERY PARK PLAZA
           P.O. BOX 10305                          NEW YORK, NY 10004-1490
       STAMFORD, CT 06904-2305                          (212) 858-1000
           (203) 462-7500

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this registration statement.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
         TITLE OF EACH CLASS OF             AMOUNT TO BE      OFFERING PRICE          AGGREGATE         REGISTRATION
      SECURITIES TO BE REGISTERED          REGISTERED(1)       PER SHARE(2)       OFFERING PRICE(2)        FEE(3)
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001 per
share...................................     1,495,000           $65.4688            $97,875,856          $25,840
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------


(1) Includes 195,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sale prices of the Common Stock of the Registrant reported on the American Stock Exchange on March 16, 2000.

(3) Previously paid.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                             SUBJECT TO COMPLETION


                  PRELIMINARY PROSPECTUS DATED MARCH 31, 2000

PROSPECTUS


                                1,300,000 SHARES


                             [FUELCELL ENERGYLOGO]

                                  COMMON STOCK
                             ----------------------
     We are offering 1,300,000 shares of our common stock as described in this prospectus.


     The common stock trades on the American Stock Exchange under the symbol "FCL." On March 30, 2000, the last sale price of the common stock as reported on the American Stock Exchange was $73 3/4 per share.


     INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                             ----------------------

                                                                  PER SHARE              TOTAL
                                                                  ---------              ------
    Public offering price.......................................     $                     $
    Underwriting discount.......................................     $                     $
    Proceeds, before expenses, to FuelCell Energy, Inc. ........     $                     $

     The underwriters may also purchase up to an additional 195,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery on or about
               , 2000.

                             ----------------------

MERRILL LYNCH & CO.
               CIBC WORLD MARKETS
                               FAC/EQUITIES
                                            LAZARD FRERES & CO. LLC
                             ----------------------
             The date of this prospectus is                , 2000.

                                  OUR PRODUCTS



         [PICTURES OF OUR 300 kW, 1.5 MW AND 3 MW COMMERCIAL PRODUCTS]



We have designed our commercial products in three configurations: 300 kW, 1.5 MW and 3 MW, targeting the distributed generation market for applications up to 10 MW. The single fuel cell stack powering our sub-megawatt class product is also the building block for our 1.5 MW and 3 MW products. All three of our products will offer the capability for cogeneration where the heat by-product is suitable for high pressure steam, district heating and air conditioning.



Our sub-megawatt class product (300 kW) is a skid-mounted, compact power plant that could be used to power a light industrial or commercial facility, a 100 home subdivision or other similar sized applications. Additional units could subsequently be added to meet incremental demand growth.



Customers with larger power requirements will look to our megawatt class power plants (1.5 MW and 3 MW) that combine several fuel cell stacks to provide increased power output. The megawatt class products are designed to meet the power requirements of customers such as industrial facilities, data centers, shopping centers, wastewater treatment plants, office buildings, hotels and hospitals.



        [PICTURE OF THE MERCEDES-BENZ VISITOR CENTER IN TUSCALOOSA, AL]


          Mercedes-Benz Visitor Center, Tuscaloosa, AL
          Part of the facility where we will conduct a field trial of our sub-megawatt class Direct Fuelcell(TM) power plant

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................  1
Risk Factors................................................  11
Forward-Looking Statements..................................  20
Use of Proceeds.............................................  21
Capitalization..............................................  21
Price Range of Common Stock.................................  22
Dividend Policy.............................................  22
Business....................................................  23
Management..................................................  35
Description of Capital Stock................................  37
Underwriting................................................  39
Legal Matters...............................................  41
Experts.....................................................  41
Where You Can Find More Information.........................  41
Index to Consolidated Financial Statements..................  F-1



     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or incorporated by reference in this prospectus is accurate only as of the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

                            ------------------------

                   STATEMENT ABOUT INDUSTRY AND MARKET DATA;
                  CERTAIN TERMINOLOGY USED IN THIS PROSPECTUS

     Information contained in this prospectus concerning the electric power supply industry and the distributed generation market, our general expectations concerning this industry and this market and our position within this industry are based on market research, industry publications and other publicly available information and on assumptions made by us, based on this information and our knowledge of this industry and this market, which we believe to be reasonable. Although we believe that the market research, industry publications and other publicly available information are reliable, including the sources that we cite in this prospectus, they have not been independently verified by us and, accordingly, we cannot assure you that such information is accurate in all material respects. Our estimates, particularly as they relate to our general expectations concerning the electric power supply industry and the distributed generation market, involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors."

     As used in this prospectus, all degrees refer to degrees Fahrenheit ( degreesF) and kilowatt and megawatt numbers designate nominal or rated capacity of the referenced power plant. As used in this prospectus, "efficiency" or "electrical efficiency" means the ratio of the electrical energy generated in the conversion of a fuel to the total energy contained in the fuel; "overall energy efficiency" refers to efficiency based on the electrical output plus useful heat output of the power plant; "kilowatt" (kW) means 1,000 watts; "megawatt" (MW) means 1,000,000 watts; "megawatt hour" (MWh) is equal to 1 MW of power supplied to or taken from an electric circuit steadily for one hour; and "kilowatt hour" (kWh) is equal to 1 kW of power supplied to or taken from an electric circuit steadily for one hour.

                               PROSPECTUS SUMMARY

     This summary highlights material information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and the documents incorporated by reference, before making an investment decision. Unless indicated otherwise, the information in this prospectus assumes that the underwriters' over-allotment option is not exercised. Direct FuelCell(TM) is a trademark of FuelCell Energy, Inc. Unless the context otherwise requires, references in this prospectus to "we," "us" and "our" refer to FuelCell Energy, Inc.

                             FUELCELL ENERGY, INC.

     We are a leading developer of carbonate fuel cell technology for stationary power generation. We have designed and are planning to commercialize fuel cell power plants that offer significant advantages compared to existing power generation technology. These advantages include higher fuel efficiency, significantly lower emissions, quieter operation, lower vibration, relaxed siting and permitting requirements, scalability and potentially lower operating, maintenance and generation costs. We have conducted successful field trials of 250 kW and 2 MW units. Our initial market entry commercial products will be rated at 250 kW, 1 MW and 2 MW in capacity and are targeted for utility, commercial and industrial customers in the growing distributed generation market. We expect to enter the commercial market with our sub-megawatt class product in late 2001 and with our megawatt class products in 2002.

OUR DIRECT FUELCELL(TM) TECHNOLOGY

     We have been developing fuel cell technology since our founding in 1969 and carbonate fuel cells since the mid-1970s. Fuel cell systems represent an environmentally friendly alternative power generation source when compared to traditional combustion technologies, such as gas turbines or internal combustion engines, that can potentially yield a lower cost of electricity primarily because of lower fuel and maintenance costs. A fuel cell converts a fossil fuel, such as natural gas, into electricity without combustion of the fuel. The only by-products of the fuel cell are heat and water and limited emissions of carbon dioxide.


     Our carbonate fuel cell, known as the Direct FuelCell(TM), operates at approximately 1200(o)F, which is a higher temperature than most other fuel cells. This is an optimal temperature that avoids the use of precious metal electrodes required by lower temperature fuel cells, such as proton exchange membrane (PEM) and phosphoric acid, and the more expensive metals and ceramic materials required by higher temperature fuel cells, such as solid oxide. As a result, less expensive electrocatalysts and readily available metals are used in our design, and high quality by-product heat energy is available for cogeneration.


     Our Direct FuelCell(TM) is so named because of its ability to generate electricity directly from a hydrocarbon fuel, such as natural gas, by reforming the fuel inside the fuel cell itself to produce hydrogen. We believe that this "one-step" reforming process results in a simpler, more efficient and cost-effective energy conversion system compared with external reforming fuel cells. External reforming fuel cells, such as PEM and phosphoric acid, generally use complex, external fuel processing equipment to convert the fuel into hydrogen. PEM fuel cells are reported to have an electrical efficiency of between 35% and 40% when using hydrocarbon fuels and phosphoric acid fuel cells typically achieve an electrical efficiency of between 35% and 40%. Solid oxide fuel cells, which can be designed to internally reform the fuel, are projected to achieve an electrical efficiency of between 45% and 50%.

     Our Direct FuelCell(TM) has been demonstrated using a variety of hydrocarbon fuels, including natural gas, methanol, ethanol, biogas and coal gas. Our commercial Direct FuelCell(TM) power plant products are expected to achieve an electrical efficiency of between 50% and 55%. Depending on location, application and load size, we expect that a cogeneration configuration will reach an overall energy efficiency of between 70% and 80%. The following diagram shows the difference between a typical low temperature, external reforming fuel cell and our Direct FuelCell(TM) in the conversion of fuel into electricity:




       [DIAGRAM SHOWING THE DIFFERENCE BETWEEN A TYPICAL LOW TEMPERATURE,
           EXTERNAL REFORMING FUEL CELL AND OUR DIRECT FUELCELL(TM)
                  IN THE CONVERSION OF FUEL INTO ELECTRICITY]



OUR PRODUCTS AND TARGET MARKETS

     We have designed our commercial products in three configurations: 300 kW,
1.5 MW and 3 MW. We are targeting the distributed generation market for applications up to 10 MW. Our designs use the basic single fuel cell stack incorporated in our sub-megawatt class product as the building block for our 1.5 MW and 3 MW products. All three of our products will offer the capability for cogeneration where the heat by-product is suitable for high pressure steam, district heating and air conditioning.

     Our sub-megawatt class product is a skid-mounted, compact power plant that could be used to power a light industrial or commercial facility, 100 home subdivision or other similar sized applications. Additional units could subsequently be added to meet incremental demand growth. We expect to bring our sub-megawatt class product to market in late 2001.

     Customers with larger power requirements will look to our megawatt class power plants that combine several fuel cell stacks to provide increased power output. The megawatt class products are designed to meet the power requirements of customers such as industrial facilities, data centers, shopping centers, wastewater treatment plants, office buildings, hospitals and hotels. We expect to bring our megawatt class products to market in 2002.

     We expect that the initial capital cost of our Direct FuelCell(TM) power plant products will be higher on a per kW basis than that of alternative power generation sources, such as gas turbines. We expect, however, that once our products have achieved full and sustained commercial production, as discussed below, the higher projected efficiency of our products (and the resulting lower fuel costs) will make the cost of generating electricity using our Direct FuelCell(TM) power plants competitive with the cost of generating electricity using other distributed generation technologies.

     We are targeting our initial commercialization effort for the following stationary power applications:

     - customers with a requirement for premium power quality or 24 hour a day, 7 day a week reliability;


     - industrial and commercial customers who can make use of the high quality heat by-product for cogeneration;


     - customers with opportunity fuels such as landfill gas or waste gases from industrial processes;

     - customers in regions where air pollution requirements are particularly strict;

     - those seeking to address electric grid distribution or transmission shortages or congestion;

     - utility and non-utility power producers who want to improve their knowledge of fuel cell technology; and

     - customers who combine several of the above characteristics.


     Our commercialization efforts after these initial applications will largely depend on how the distributed generation market develops as well as on our ability to lower the cost of our products. We believe our efforts will continue to focus on commercial and industrial end markets where self-generation is a viable option. We will focus on energy service providers, value added distributors and original equipment manufacturers (OEMs) as potential buyers and distributors of our products. Utilities are also potential customers as they will need to add generating capacity to meet increasing demand.



     In connection with the Vision 21 program of the Department of Energy (DOE), we plan to design a 40 MW ultra-high efficiency power system that will combine our Direct FuelCell(TM) and a gas turbine that we expect will compete for applications between 10 and 50 MW in the distributed generation market. In addition, because of the ability to operate on a variety of hydrocarbon fuels, we are currently developing in conjunction with the U.S. Navy, a Direct FuelCell(TM) power plant to provide power to ships using diesel fuel. A diesel-powered fuel cell could also be used by many island communities that have limited natural gas or similar resources and rely on the use of diesel fuel for the generation of electricity.



THE ELECTRIC POWER SUPPLY INDUSTRY AND DISTRIBUTED GENERATION



     According to the DOE's report Energy Information Administration Energy Outlook 1999, a projected 363,000 MW of new generating capacity will be needed by 2020 to meet the growing demand for electricity in the United States and to offset planned retirements of existing generating capacity. This represents approximately $300 to $500 billion of facilities and equipment for new generating capacity. Reliance upon the existing infrastructure has been and continues to be problematic due to capacity constraints, environmental concerns and other issues. In addition, utility deregulation is creating new challenges and opportunities in the electric power supply industry. This evolving competitive industry environment, coupled with the consumer demand for more reliable, accessible and competitively priced sources of electric power, is driving traditional energy providers to develop new strategies and seek new technologies for electricity generation, transmission and distribution.


     One solution to meet the growing worldwide demand for electricity is distributed generation.


     The Distributed Power Coalition of America defines distributed generation as "any small scale power generation technology that provides electric power at a site closer to customers than central station generation." Currently in the United States, according to the DOE, there are 805,000 MW of installed power generation capacity. We believe that distributed generation currently accounts for approximately 10% of this capacity. In addition, we believe that the combined United States and European distributed generation market will reach approximately 5,400 MW per year by 2001, and approximately 7,600 MW per year by 2004, and that fuel cells will be one of the leading technologies in meeting these market demands.


     Distributed generation should play a growing role in electricity generation in the United States and around the world due to three related global trends. These are electricity deregulation, the rapid improvement of electricity generation technology and the associated cost improvements, and an increasing worldwide awareness of environmental issues, especially air pollution.


     In its 1999 report Small-Scale Power Generation, Business Communications Co., Inc. states that fuel cells have emerged as one of the most promising technologies for meeting the growing worldwide energy needs. This report projects that during the period between 1998 and 2003, distributed generation will grow at an average annual rate of 14.9% in the United States and 28.4% worldwide, and that the total annual market in 2003 for fuel cells can be expected to reach $1.1 billion in the United States. We expect this trend to grow beyond 2003 as fuel cells gain market acceptance and fuel cell product cost begins to challenge the product cost of traditional generating technologies. According to a report published in 1999 by Allied Business Intelligence, Inc., total global stationary fuel cell generating capacity is expected to grow to 13,669 MW in 2010.

     In March 2000, the DOE released a report of the findings and recommendations of its Power Outage Study Team. This panel of DOE, national laboratory and academic experts provided recommendations based on a review of six power outages and two power system disturbances that took place in the United States between early June and early August 1999. Their recommendations to help avoid future power outages included removing barriers to distributed generation and adopting energy efficient technologies.

     We believe that the growth of the distributed generation market combined with the continuing deregulation of the utility industry, and the increasing demands for higher efficiency, higher quality, more environmentally friendly and lower cost power generation capacity, provide market opportunities for our Direct FuelCell(TM) products.

OUR STRENGTHS

     We believe our competitive strengths include the following:

     LEADING TECHNOLOGY. We believe our Direct FuelCell(TM) technology is best suited for stationary power generation and many applications within the distributed generation market. Advantages of our Direct FuelCell(TM) technology include the following:

     - High Efficiency. The high efficiency, internal fuel reforming system incorporated within our Direct FuelCell(TM) leads to a simpler, more cost-effective power plant with superior operating characteristics that offer a variety of benefits to energy providers and end users. The elimination of external reforming contributes to higher operating efficiency, lower fuel use and, therefore, lower operating costs compared to competing fuel cell technologies.

     - Optimal Operating Temperature. Our Direct FuelCell(TM) operates at a temperature of approximately 1200(o)F. This temperature generates high quality by-product heat that provides superior energy efficiencies and allows the use of multiple fuels. However, this operating temperature is low enough to avoid the production of pollutants and allows the fuel cell to be built with less expensive and commonly available materials.


     - Atmospheric Pressure. Our Direct FuelCell(TM) operates at atmospheric pressure. This enables it to be constructed at a lower cost than other fuel cell systems, such as PEM and solid oxide, that operate in a pressurized environment. This also allows our Direct FuelCell(TM) to operate unattended.


     - Multiple Fuel Capability. Because of the internal fuel reforming system and the high operating temperature, our Direct FuelCell(TM) can operate using multiple fuel sources, including natural gas, oil, gasoline, diesel, propane, methanol, ethanol, biogas and coal gas. We think that this provides a distinct competitive advantage in that it enables our Direct FuelCell(TM) to be used in a variety of applications where the supply or delivery of natural gas is limited.

     - Scalability. Our power plant design is modular, allowing several units to be combined to provide incremental power capabilities. This allows our Direct FuelCell(TM) to be utilized by a wide range of customers with different power needs.

     SUCCESSFUL FIELD TRIALS AND DEMONSTRATION PROJECTS. We have extensive experience in testing our products in a variety of conditions and settings and on a range of fuels. Some significant demonstrations include the following:

     - Santa Clara Demonstration Project. During 1996 and 1997, our "proof-of-concept" 2 MW fuel cell power plant in Santa Clara, California achieved a peak power output of 1.93 MW and an electrical efficiency of 44%, both records for a single cycle fossil fuel power plant. Adjusting for the use of supplemental fuel, the plant achieved a peak electrical efficiency of 50%. The Santa Clara plant also achieved record low emissions of sulfur and nitrogen oxides. The demonstration involved the largest carbonate fuel cell power plant in the world and the largest fuel cell of any type operated in the United States.

     - Danbury Project. In February 1999, we began operating a 250 kW Direct FuelCell(TM) grid-connected power plant at our headquarters in Danbury, Connecticut. The plant operates on pipeline natural gas and has been running for approximately 9,000 hours, providing approximately 1,400,000 kWh of electricity. In March 1999, the plant reached maximum power of 263 kW, the highest ever produced by a single carbonate fuel cell stack.

     - Bielefeld, Germany Project. In November 1999, our European partner, MTU-Friedrichshafen GmbH (MTU), a subsidiary of DaimlerChrysler, commissioned a 250 kW Hot Module power plant at the University of Bielefeld in Bielefeld, Germany. The Hot Module is a skid-based, sub-megawatt power plant designed by MTU that incorporates our Direct FuelCell(TM) as its fuel cell component. The Bielefeld plant has achieved a peak electrical efficiency of 45%. Employing cogeneration applications that use the heat by-product to produce process steam for the University and district heating, the plant has achieved an overall energy efficiency of 77%.

     - Commercial Design Endurance Project. In April 1998, we began operating a 10 kW commercial design fuel cell located at our Danbury, Connecticut facility, which has now been generating electricity for more than 14,000 hours, an endurance record for this type of fuel cell. The unit operates on methane and is scheduled to run for a total of 17,000 hours or two years.

     PLANNED FIELD TRIALS AND DEMONSTRATION PROJECTS. In early 2001, we expect to conduct various field trials and demonstration projects, including the following:


     - Southern Company Services, Inc. -- Alabama Municipal Electric
       Authority -- Mercedes-Benz U.S. International, Inc. In conjunction with Southern Company Services, Inc. (Southern), Alabama Municipal Electric Authority (AMEA) and Mercedes-Benz U.S. International, Inc. (Mercedes-
       Benz), we have agreed to build and install a 250 kW fuel cell power plant at the Mercedes-Benz facility in Tuscaloosa, Alabama utilizing MTU's Hot Module design. This field demonstration project is expected to be operational within a year. Southern and AMEA have each agreed to contribute $1 million to this project and have options to negotiate exclusive arrangements with us for the sale, distribution and service of our Direct FuelCell(TM) power plants in several southern states.



     - Los Angeles Department of Water and Power. The Los Angeles Department of Water and Power (LADWP) recently selected us to install a 250 kW fuel cell power plant on the site of a yet-to-be selected LADWP customer. The installation of this power plant will help LADWP gain knowledge and experience in the installation, maintenance and operation of fuel cell power plants. We plan to finalize this agreement by May 2000 and commence construction shortly thereafter. The proposed agreement provides for LADWP to contribute $2.4 million to this project.



     ADVANCED MANUFACTURING PROCESSES AND DESIGN. We have devoted considerable resources since 1991 to designing our products and developing our manufacturing processes to enable us to satisfy production requirements in a cost-effective manner. Our processes have been developed to manufacture one building block component, the sub-megawatt class fuel cell stack, which can be cost-effectively combined to produce our megawatt class products. We expect that these second and third generation processes, and our standardized component design, will result in reduced cost to produce our products which will, in turn, reduce the cost of generating electricity. In 1999, at the request of the DOE, we presented our cost projections to a panel of independent consultants. Our presentation indicated that our commercial design fuel cell would be capable of being manufactured, delivered and installed by 2005 at a cost per kW of approximately $1,200 (assuming full and sustained commercial production of at least 400 MW of fuel cells per year). Although subject to a number of assumptions and uncertainties, some of which are beyond our control, including the price of fuel, we believe that, by 2005, such a cost per kW would result in a cost of generating electricity of between 5 and 7 cents per kWh.

     KEY RELATIONSHIPS. We have strategic alliances with the following partners:


     - DOE. From the inception of our carbonate fuel cell development program in the mid-1970s to date, over $350 million has been invested under DOE programs to support the development, demonstration and field testing of our Direct FuelCell(TM) technology. This includes funding we have received from the DOE of approximately $200 million. We have complemented the DOE's funding with additional support from a variety of other sources that have contributed approximately $150 million. Since 1993, we have been the major carbonate fuel cell developer for the DOE. Our existing cooperative agreement covers the design, scale-up, construction and testing of carbonate fuel cells operating on natural gas. Although not yet formally approved, we have submitted to the DOE a proposal to extend this agreement for three additional years and to provide us with funding of $40 million over this period.



       In addition, under the Vision 21 program, the DOE recently selected us for a $2.5 million project to develop a high utilization fuel cell and key system components, and to perform a sub-scale test of a fuel cell/turbine system utilizing the 250 kW Direct FuelCell(TM) power plant currently providing electricity to our Danbury facility. Under the Vision 21 program, we will also design a 40 MW ultra-high efficiency, fuel cell/turbine power plant based on our existing Direct FuelCell(TM) technology.



     - MTU. We have been working with MTU, a subsidiary of DaimlerChrysler, since 1989 to develop carbonate fuel cells. In 1992, MTU formed a European consortium (ARGE) to further invest in the development and demonstration of our carbonate fuel cell technology. We have granted to MTU the exclusive right to sell our Direct FuelCell(TM) in Europe and the Middle East, and the non-exclusive right to sell our Direct FuelCell(TM) in South America and Africa. MTU has granted to us the exclusive right to sell MTU's Hot Module (which incorporates our Direct FuelCell(TM) as its fuel cell component) anywhere in the world except Europe and the Middle East. MTU currently owns approximately 11% of our outstanding common stock.


     - Marubeni Corporation of Japan. Under an agreement with Marubeni Corporation of Japan (Marubeni), we have agreed to supply to Marubeni, and Marubeni has agreed to site and test, based on customer commitment, Direct FuelCell(TM) power plants in Japan and other select Asian markets. In connection with this agreement, Marubeni has an option, prior to October 1, 2001, to negotiate an exclusive arrangement with us for the sale, distribution and service of Direct FuelCell(TM) power plants in Japan and other select Asian markets.


     - Bath Iron Works. In August 1999, we entered into an agreement with the Advanced Technology Division of Bath Iron Works, a General Dynamics company, to develop an advanced Direct FuelCell(TM) power plant for defense marine applications. We expect this agreement to lead to the development of the first new power generation technology for surface ships since nuclear power was adopted, addressing the market for advanced marine power systems.


     - U.S. Navy/U.S. Coast Guard. We have been working on Direct FuelCell(TM) power plants for marine applications under programs with the U.S. Navy and the U.S. Coast Guard. These power plants are required to operate on liquid fuels such as diesel. We have already produced a fuel cell compatible fuel from marine diesel using a compact fuel processing system. In 1999, a sub-scale fuel cell stack was tested on this fuel under conditions simulating marine requirements. Another sub-scale stack was also successfully tested for shock and vibration tolerance. In addition, liquid fuel processing has been developed under a U.S. Department of Defense-sponsored program. Total funding to date under these programs has been $11 million. We have submitted a proposal to the U.S. Navy to continue development work under Phase II of this project, leading to a 500 kW land based demonstration.

     - Fluor Daniel, Inc. We have a long-standing relationship with Fluor Daniel, Inc., a subsidiary of Fluor Corporation (Fluor Daniel), one of the largest engineering, procurement, construction, and technical services companies in the world. Fluor Daniel's Oil, Gas & Power unit has been working with us providing architectural, design, engineering and construction management services in developing, based on our specifications, the balance of plant systems required to support our fuel cells in natural gas and coal fueled power plants. Fluor Daniel is a resource that we expect will continue to provide us with the technical and management expertise and experience required for designing and optimizing our fuel cell power plants.

     INTELLECTUAL PROPERTY. We have 46 U.S. and 95 international patents covering our fuel cell technology. Of the 46 U.S. patents, 33 relate to our Direct FuelCell(TM) technology. We also have submitted 6 U.S. and 23 international patent applications. We believe that our patents provide us with a significant competitive advantage in the markets in which we compete. We also believe that the viability of our business is not dependent on any one single patent.


     STRONG MANAGEMENT TEAM. We believe that we have a strong management team with the vision, experience and skills necessary to enable us to achieve our objectives. Our Chief Executive Officer, Jerry Leitman, has considerable experience in research, development, manufacturing and operations in energy-related companies. Our Chairman and founder, Dr. Bernard Baker, is an internationally recognized pioneer in fuel cell technology. In addition to the experience of our executive officers, our engineering and manufacturing employees have an average of 12 and 9 years of experience with us, respectively.


OUR STRATEGY

     Our business strategy is to be the leading provider of carbonate fuel cell products for stationary power generation. We plan on being the first to provide high quality, low cost sub-megawatt and megawatt class fuel cell power plants to the distributed generation market. We plan to manufacture the proprietary fuel cell stack components and to purchase balance of plant equipment from suppliers who will deliver it as modularized packages to the power plant site. We plan on continuing to be the industry leader in carbonate fuel cell technology focused on expanding our proprietary technology and developing future applications, products and markets. To accomplish our strategy, we plan to:


     FOCUS ON OUR SUPERIOR TECHNOLOGY FOR STATIONARY MARKETS. We believe that our Direct FuelCell(TM) is the fuel cell technology most suited to stationary power generation based on its highly efficient operating characteristics and the ability to use multiple hydrocarbon fuels such as natural gas, oil, gasoline, diesel, propane, methanol, ethanol, biogas and coal gas. We plan to continue to focus on the distributed generation market where we believe that our technology and our power plant product design afford us a significant competitive advantage. We also plan to develop new products, based on our existing power plant design, for applications in the 10 to 50 MW range, and for marine and stationary applications utilizing diesel fuel.



     DEMONSTRATE OUR SUPERIOR TECHNOLOGY. We plan to conduct additional demonstrations of our Direct FuelCell(TM) in various applications and utilizing a range of fuels. We are planning demonstrations in early 2001 in the United States at the Mercedes-Benz facility in Tuscaloosa, Alabama and at a LADWP customer site. MTU has scheduled a demonstration at the Rhon Clinic, a hospital in Bavaria, Germany, in late 2000 and at a brewery in Einbeck, Germany in early 2001, both utilizing our Direct FuelCell(TM) components. In connection with our strategic alliance with Marubeni, additional demonstrations are planned for Japan and Asia. As these demonstration projects progress, we believe that we will begin to deliver our sub-megawatt class commercial products to the market in late 2001.


     DEVELOP DISTRIBUTION ALLIANCES AND CUSTOMER RELATIONSHIPS. We anticipate multiple third-party distribution channels to service our customers. In the United States, we initially expect our products to be sold to power generation product suppliers, value added distributors and energy service providers. In Europe, we plan to manufacture and deliver fuel cell components to our partner MTU, a subsidiary of DaimlerChrysler, who will package the fuel cell power plants for distribution. In Asia, we initially expect to sell power plants through distributors, and then, as volume increases, through the delivery of fuel cell components to OEMs. We plan to leverage our existing relationships and the success of our field trials and demonstration projects into long-term distributor and OEM relationships while continuing to pursue additional distribution partners.

     ACHIEVE PROFITABILITY BY REDUCING COSTS. As a result of the simple design of our Direct FuelCell(TM), we plan to focus our fuel cell component cost reduction efforts on improving manufacturing processes, reducing purchased material cost through economies of scale and improving the performance of our fuel cells. Our strategy for reducing the balance of plant cost is to develop strategic alliances with equipment suppliers who will recognize the potential mutual benefit of joint cost reduction programs.

     EXPAND MANUFACTURING CAPACITY. Our current manufacturing facilities are capable of producing 5 MW of fuel cells per year. We plan to expand our current production capacity to 50 MW per year in early 2001. We expect to increase our manufacturing capacity in stages to 400 MW in 2004.


     BENEFIT FROM STRATEGIC RELATIONSHIPS AND ALLIANCES. We plan to continue to develop and benefit from strategic alliances with leading developers, suppliers, manufacturers and distributors of electrical power and electric power systems and components. We expect these alliances will develop into mutually beneficial relationships where the ability of each party to lower costs of their respective components of the Direct FuelCell(TM) power plant will make competitive pricing more achievable.


     CREATE BRAND AWARENESS. We are working to develop in our target markets the association of our Direct FuelCell(TM) name with the highest quality stationary fuel cell products. We are also working to have the design of our Direct FuelCell(TM) accepted as the industry standard for stationary fuel cell systems, OEMs and other customers.

     AGGRESSIVELY PROTECT INTELLECTUAL PROPERTY. We plan to aggressively protect our intellectual property, through the use of patents, trademarks, trade secret protection, confidentiality procedures and confidentiality agreements. We believe that our intellectual property affords us a distinct competitive advantage, and that protecting our intellectual property is an essential part of preserving this advantage.


     DEVELOP PRODUCTS FOR THE 10 TO 50 MW DISTRIBUTED GENERATION MARKET. We plan to accelerate our research and development, leveraging our existing technology, to develop additional commercial applications for the 10 to 50 MW distributed generation market. For example, in connection with the DOE's Vision 21 program, we plan to design a 40 MW ultra-high efficiency system that will combine our Direct FuelCell(TM) and a gas turbine. We estimate that this system could reach an electrical efficiency of between 75% and 80%.


     DEVELOP DIESEL FUELED APPLICATIONS. We plan to accelerate our research and development related to diesel fueled applications for our technology. In conjunction with the U.S. Navy and the U.S. Coast Guard, we are developing a fuel processing system to convert diesel fuel into a fuel compatible with our existing fuel cell technology. This product would also have significant opportunities for stationary applications on islands that are dependent on diesel as their primary fuel source.

     DEVELOP NEXT GENERATION PRODUCTS. We are currently developing and plan to continue to develop next generation fuel cell power plant technologies that have the potential to significantly reduce the cost per kWh by increasing the power output and cell life of our power plant products.

                                  THE OFFERING

Common stock offered..........   1,300,000 shares

Common stock to be outstanding
after this offering...........   7,678,757 shares(1)


Use of proceeds...............   For expansion of our manufacturing capacity and
                                 for general corporate purposes, including research and development, field trial support and working capital. See "Use of Proceeds."


Risk factors..................   See "Risk Factors" and other information in
                                 this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Dividend policy...............   We have never paid a cash dividend and do not
                                 anticipate paying any cash dividends in the foreseeable future.

American Stock Exchange
symbol........................   FCL


Nasdaq National Market
application...................   We have applied to have our common stock quoted
                                 on the Nasdaq National Market under the symbol
                                 "FCEL." We expect that this application will be approved shortly after the consummation of this offering.

---------------
(1) The outstanding share information is based upon the shares of common stock outstanding as of January 31, 2000. In addition, this information excludes options to purchase 694,662 shares of common stock outstanding as of January 31, 2000 under our stock option plans.
                            ------------------------

     Our principal executive offices are located at 3 Great Pasture Road, Danbury, Connecticut 06813. Our telephone number at that location is (203) 825-6000 and our Internet address is www.fuelcellenergy.com. The information contained on our web site is not incorporated by reference in this prospectus.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth certain summary consolidated financial information derived from our audited consolidated financial statements for the fiscal years ended October 31, 1999, 1998 and 1997 and from our unaudited interim consolidated financial statements for the three months ended January 31, 2000 and 1999. The unaudited interim financial statements include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position, results of operations and cash flows as of the dates and for the periods covered by such statements. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year. You should read this summary consolidated financial information together with our consolidated financial statements and the notes thereto included elsewhere in this prospectus and the documents that we incorporate by reference in this prospectus.

                                                                            THREE MONTHS ENDED
                                              YEAR ENDED OCTOBER 31,           JANUARY 31,
                                           -----------------------------    ------------------
                                            1999       1998       1997       2000       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
INCOME STATEMENT DATA:
Revenues.................................  $19,965    $24,318    $24,830    $ 3,600    $ 6,284
Gross profit.............................    7,543      9,728      9,188      1,635      1,929
Operating Expenses:
  Administrative and selling.............    6,615      6,986      6,081        670      1,361
  Depreciation...........................    1,362      1,529      1,768        385        330
  Research and development...............    1,813      2,258      1,270        671        823
                                           -------    -------    -------    -------    -------
Income (loss) from operations............   (2,247)    (1,045)        69        (91)      (585)
Interest and other income, net...........      195        267        307         72         65
Interest expense.........................     (169)      (269)      (354)       (37)       (53)
License fee income (expense), net........    1,527        678        650         63        (16)
                                           -------    -------    -------    -------    -------
Income (loss) before provision for income
  taxes..................................     (694)      (369)       672          7       (589)
Provision for (benefit from) income
  taxes..................................      291         13        247          2       (241)
                                           -------    -------    -------    -------    -------
Net income (loss)........................  $  (985)   $  (382)   $   425    $     5    $  (348)
                                           =======    =======    =======    =======    =======
Basic earnings (loss) per share..........  $ (0.16)   $ (0.06)   $  0.07    $  0.00    $ (0.06)
Basic shares outstanding.................    6,227      6,122      5,932      6,333      6,247
Diluted earnings (loss) per share........  $ (0.16)   $ (0.06)   $  0.07    $  0.00    $ (0.06)
Diluted shares outstanding...............    6,227      6,122      6,288      6,746      6,247

                                                 AS OF OCTOBER 31,          AS OF JANUARY 31,
                                           -----------------------------    ------------------
                                            1999       1998       1997       2000       1999
                                           -------    -------    -------    -------    -------
                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents................  $ 6,163    $10,304    $ 6,802    $ 6,478    $10,337
Working capital..........................    7,204     10,234      6,366      7,664      9,815
Total assets.............................   19,831     26,843     21,433     20,111     28,609
Long-term debt...........................    1,625      1,944      2,699      1,588      1,785
Total shareholders' equity...............   14,815     15,870     14,769     14,914     15,612

                                  RISK FACTORS

     You should consider the following factors carefully before purchasing shares of our common stock. If any of the following risks occur, our business, prospects, results of operations and financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

WE HAVE RECENTLY INCURRED LOSSES AND ANTICIPATE CONTINUED LOSSES

     We are currently transitioning from a research and development company that has been primarily dependent on government contracts to a company focusing on commercial products. As such, we have not achieved profitability since our fiscal year ended October 31, 1997 and expect to continue to incur net losses until we can produce sufficient revenues to cover our costs. We incurred a net loss of $985,000 for the fiscal year ended October 31, 1999. Even if we achieve our objective of bringing our first commercial product to market in late 2001, we anticipate that we will continue to incur losses until we can cost-effectively produce and sell our Direct FuelCell(TM) products, which we do not expect to occur for several years. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability.

OUR COST REDUCTION STRATEGY MAY NOT SUCCEED OR MAY BE SIGNIFICANTLY DELAYED

     Our cost reduction strategy is based on the assumption that a significant increase in production will result in the realization of economies of scale. In addition, certain aspects of our cost reduction strategy rely on advancements in our manufacturing process and engineering design that, to a large degree, are currently not ascertainable. A failure by us to achieve a lower cost structure through economies of scale and improvements in the manufacturing process and engineering design would have a material adverse effect on our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

     We recognize that successfully implementing our strategy and obtaining a significant share of the distributed generation market will require that we offer our Direct FuelCell(TM) products at competitive prices, which can only be accomplished when production costs are cut substantially from current levels. If we are unable to produce Direct FuelCell(TM) products at competitive prices relative to alternative technologies and products, our target market customers will be unlikely to buy our Direct FuelCell(TM) products.

     Our Direct FuelCell(TM) products produce electricity from a variety of hydrocarbon fuels, such as natural gas and methanol. If these fuels are not readily available or if their prices are such that electricity produced by our products costs more than electricity provided through other generation sources, our products would be less economically attractive to potential energy users. In addition, we have no control over the prices of several types of competitive energy sources such as oil, gas or coal. Significant decreases in the price of these inputs could also have a material adverse effect on our business because other generation sources could be more economically attractive to consumers than our Direct FuelCell(TM) products.

COMMERCIALIZATION OF OUR PRODUCTS IS DEPENDENT ON CONDUCTING SUCCESSFUL FIELD TRIALS

     One key aspect of our strategy is to leverage the success of our field trials and demonstration projects into long-term distributor-type relationships that will result in these distributors marketing our Direct FuelCell(TM) products directly to energy customers. We are currently field testing a 250 kW Direct FuelCell(TM) power plant at our headquarters in Danbury, Connecticut. In addition, MTU is currently field testing a 250 kW Hot Module power plant in Bielefeld, Germany that incorporates our Direct FuelCell(TM) as its fuel cell component. We believe that our fuel cell commercialization program is dependent upon us conducting one or more additional commercial field trials of our power plants and completing substantial additional research and development. We have planned field trials and demonstration projects in 2001 for our sub-megawatt stationary fuel cell power plants but have not yet conducted any field trials of our proposed commercial design megawatt class products nor do we currently have any agreements providing for field trials of these products.

     Field trials and demonstration projects may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control.


     A failure by us to conduct field trials and demonstration projects of our megawatt class products or a failure to site the scheduled sub-megawatt power plants and complete these commercial field trials and research and development as currently planned could delay the timetable by which we believe we can begin to commercially sell our Direct FuelCell(TM) products. The failure of planned commercial field trials to perform as well as we anticipate could also have a material adverse effect on our commercialization plans, including the ability to enter into long-term distributor-type relationships for our Direct FuelCell(TM) products. Any delay, performance failure or perceived problem with our field trials could hurt our reputation in the distributed generation market and, therefore, could have a material adverse effect on our business, prospects, results of operations and financial condition.


WE CURRENTLY FACE AND WILL CONTINUE TO FACE SIGNIFICANT COMPETITION

     Our Direct FuelCell(TM) products currently face and will continue to face significant competition. Technological advances in alternative energy products, improvements in the electric grid or other fuel cell technologies may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete prior to commercialization or afterwards. Other companies, some of which have substantially greater resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.

     As our Direct FuelCell(TM) products have the potential to replace existing power sources, competition with our products will come from current power technologies, from improvements to current power technologies and from new alternative power technologies, including other types of fuel cells. The distributed generation market, our target market, is currently serviced by several manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines as well as coal, oil and nuclear powered generators.


     We believe that we are the only domestic company exclusively engaged in the development and production of carbonate fuel cells. In Japan, at least six manufacturers have demonstrated interest in developing and marketing carbonate fuel cells. One of these manufacturers has demonstrated extended operation of a 200 kW carbonate fuel cell. Two of these manufacturers have jointly demonstrated extended operation of a 100 kW carbonate fuel cell and recently tested a 1 MW plant. In Europe, there are several companies engaged in carbonate fuel cell development that are potential competitors. Our licensee, MTU, and its partners have conducted the most significant activity in Europe.


     Additionally, there are competitors working on developing technologies other than carbonate fuel cells in our target market. Emerging technologies in our target distributed generation market include small gas turbines, PEM fuel cells, phosphoric acid fuel cells and solid oxide fuel cells. Major competitors using or developing these technologies include Capstone Turbine Corporation, Elliot Energy Systems and Honeywell International Inc. in the case of gas turbines, Ballard Power Systems Inc. in the case of PEM fuel cells, ONSI Corporation in the case of phosphoric acid fuel cells, and SiemensWestinghouse Electric Company and Mitsubishi Heavy Industries, Ltd. in the case of solid oxide fuel cells. Each of these competitors has the potential to capture market share in our target market, which could have a material adverse effect on our position in the industry.

WE MAY NOT MEET OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION MILESTONES

     We have established product development and commercialization milestones that we use to assess our progress toward developing commercially viable Direct FuelCell(TM) products. These milestones relate to technology and design improvements as well as to dates for achieving development goals. To gauge our progress, we operate, test and evaluate our Direct FuelCell(TM) products under actual conditions. If our systems exhibit technical defects or are unable to meet cost or performance goals, including power output, useful life and reliability, our commercialization schedule could be delayed and potential purchasers of our initial commercial Direct FuelCell(TM) products may decline to purchase them or choose to purchase alternative technologies. We cannot be sure that we will successfully achieve our milestones in the future or that any failure to achieve these milestones will not result in potential competitors gaining advantages in our target market.

OUR COMMERCIALIZATION PLANS ARE DEPENDENT ON MARKET ACCEPTANCE OF OUR DIRECT FUELCELL(TM) PRODUCTS

     Our commercialization plans, which include bringing our sub-megawatt class product to market in late 2001, are dependent upon market acceptance of, as well as enhancements to, our Direct FuelCell(TM) products. Fuel cell systems represent an emerging market, and we cannot be sure that potential customers will accept fuel cells as a replacement for traditional power sources. As is typical in a rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. Since the distributed generation market is new and evolving, it is difficult to predict with certainty the size of the market and its growth rate. The development of a market for our Direct FuelCell(TM) products may be affected by many factors that are out of our control, including:

     - the cost competitiveness of our Direct FuelCell(TM) products;

     - the future costs of natural gas and other fuels used by our Direct FuelCell(TM) products;

     - consumer reluctance to try a new product;

     - consumer perceptions of the safety of our Direct FuelCell(TM) products;

     - the pace of utility deregulation nationwide, which could affect the market for distributed generation;

     - local permitting and environmental requirements; and

     - the emergence of newer, more competitive technologies and products.

     If a sufficient market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our Direct FuelCell(TM) products and may never achieve profitability.

OUR GOVERNMENT RESEARCH AND DEVELOPMENT CONTRACTS ARE CRITICAL TO THE IMPLEMENTATION OF OUR COMMERCIALIZATION PLANS

     Since 1995, our revenues have been principally derived from a long-term cooperative agreement with the DOE. This agreement covers the design, scale-up, construction and testing of direct carbonate fuel cells operating on natural gas. Excluding cost share funding, the present estimated value of this agreement with the DOE, which expires in December 2000, is $95 million. Although not yet formally approved, we have submitted to the DOE a proposal to extend this agreement for three additional years and to provide us with funding of $40 million over this period (excluding cost share funding). This agreement is critical to the continued development and commercialization of our technology and our products.

     Generally, our U.S. government research and development contracts, including the DOE cooperative agreement, are subject to the risk of termination at the convenience of the contracting agency. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to annual congressional appropriations and the results of government or agency sponsored audits of our cost reduction efforts and our cost projections. We can only receive funds under these contracts ultimately made available to us annually by Congress as a result of the appropriations process. Accordingly, we cannot be sure that the three-year extension of the DOE cooperative agreement will be finalized or, even if finalized, whether or not we will receive the full amount allocated by the DOE under this agreement or the full amounts allocated under our other government research and development contracts. We also cannot be sure that we will be able to finance or otherwise meet the cost sharing requirements of these contracts, which are conditions to receiving any amounts allocated under these contracts. Failure to receive the three-year extension of the DOE cooperative agreement or the full amounts allocated under any of our government research and development contracts could materially adversely affect our commercialization plans and, therefore, our business, prospects, results of operations and financial condition.


THE UNITED STATES GOVERNMENT HAS CERTAIN RIGHTS RELATING TO OUR INTELLECTUAL PROPERTY


     Many of our United States patents are the result of government-funded research and development programs, including the DOE cooperative agreement. Our patents that were the result of government-funded research prior to January 1988 (the date that we qualified as a "small business") are owned by the United States government and have been licensed to us. This license is revocable only in the limited circumstances where it has been demonstrated that we are not making an effort to commercialize the invention. Our patents that were the result of government-funded research after January 1988 automatically belong to us because of our "small business" status. We expect to continue to qualify as a "small business" at the time that the three-year extension of the DOE cooperative agreement is formally approved.


     However, all of our United States patents that have resulted from government-funded research are subject to the risk of the exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. In addition, these "march-in" rights permit the United States government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents.

     The failure to continue to qualify as a "small business" under applicable government regulations, and the related inability to own our patents developed with government funds if we do not so qualify, or the exercise of "march-in" rights by the government could materially adversely affect our business, prospects, results of operations and financial condition.

OUR FUTURE SUCCESS AND GROWTH IS DEPENDENT ON OUR DISTRIBUTION STRATEGY


     We do not plan to establish a direct distribution infrastructure for our Direct FuelCell(TM) products. A key aspect of our strategy is to use multiple third-party distribution channels to ultimately service our diverse customer base. Depending on the needs of the customer, our Direct FuelCell(TM) products could be distributed through a value added distributor who could provide a package of our products and various other components such as flywheels and battery storage devices; through an energy services company who could arrange various ancillary services for the customer; or through power generation equipment suppliers. In addition, we anticipate that our Direct FuelCell(TM) components will be distributed through OEMs, such as MTU, who will then integrate our Direct FuelCell(TM) components into power plant products.


     We cannot assure you that we will enter into distributor relationships that are consistent with our commercialization plans or our growth strategy or that these relationships will be on terms favorable to us. Many of these distributor arrangements have or will require that we grant exclusive distribution rights to companies in defined territories. We cannot be sure that MTU will continue to, or OEMs will, manufacture or package products using our Direct FuelCell(TM) components. Any integration, design, manufacturing or marketing problems encountered by MTU or OEMs could adversely affect the market for our Direct FuelCell(TM) products and, therefore, our business, prospects, results of operations and financial condition.

WE HAVE NO EXPERIENCE MANUFACTURING OUR DIRECT FUELCELL(TM) PRODUCTS ON A COMMERCIAL BASIS

     To date, we have focused primarily on research and development, and we have no experience manufacturing our Direct FuelCell(TM) products on a commercial basis. We plan to expand our product capacity from our current capacity of 5 MW per year to 50 MW per year in early 2001. We expect that we will increase our manufacturing capacity in stages to 400 MW in 2004. We cannot be sure that we will be able to achieve our planned increases in production capacity.


     Even if we are successful in achieving our planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers. Given our dependence on government research and development contracts and the necessity of providing government entities with substantial amounts of information, our sales process has historically been long and time-consuming. We will need to shorten the time from initial contact to final product delivery if we hope to expand production, reach a wider customer base and forecast revenues with any degree of certainty. Additionally, we cannot be sure that we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet our cost goals and profitability projections. Our failure to shorten the sales cycle for our Direct FuelCell(TM) products or to develop these advanced manufacturing capabilities and processes, or meet our cost goals, could have a material adverse effect on our business, prospects, results of operations and financial condition.


WE DEPEND ON OUR INTELLECTUAL PROPERTY, AND OUR FAILURE TO PROTECT THAT INTELLECTUAL PROPERTY COULD ADVERSELY AFFECT OUR FUTURE GROWTH AND SUCCESS


     Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright law to protect our intellectual property. The patents that we have obtained will expire between 2000 and 2016 and the average remaining life of our patents is approximately 8 years. Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering design. In addition, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. If we are found to be infringing third-party patents, we do not know whether we will able to obtain licenses to use such patents on acceptable terms, if at all. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot assure you that:


     - any of the U.S. patents or foreign patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or

     - any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all.

     In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.


     We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors' rights agreements with our strategic partners and employees. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If our licensors are found to be infringing third-party patents, we do not know whether we will be able to obtain licenses to use the intellectual property licensed to us on acceptable terms, if at all.


     If necessary or desirable, we may seek extensions of existing licenses or further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such extensions or further licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for intellectual property that we use at present could cause us to incur substantial liabilities, and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.


     While we are not currently engaged in any material intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO ATTRACT AND RETAIN QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL

     Our future success is substantially dependent on the continued services and on the performance of our executive officers and other key management, engineering, scientific, manufacturing and operating personnel, particularly Jerry Leitman, our President and Chief Executive Officer, and Dr. Hansraj Maru and Christopher Bentley, our Executive Vice Presidents. The loss of the services of any executive officer, including Mr. Leitman, Dr. Maru and Mr. Bentley, or other key management, engineering, scientific, manufacturing and operating personnel could materially adversely affect our business. Our ability to achieve our development and commercialization plans will also depend on our ability to attract and retain additional qualified management and technical personnel. Recruiting personnel for the fuel cell industry is highly competitive. We do not know whether we will be able to attract or retain additional qualified management and technical personnel. Our inability to attract and retain additional qualified management and technical personnel, or the departure of key employees, could materially adversely affect our development and commercialization plans and, therefore, our business, prospects, results of operations and financial condition.

OUR MANAGEMENT MAY BE UNABLE TO MANAGE RAPID GROWTH EFFECTIVELY

     We expect that the availability of additional capital will permit us to expand our manufacturing capabilities, accelerate the commercialization of our products and enter a period of rapid growth which will place a significant strain on our senior management team and our financial and other resources. The proposed expansion will expose us to increased competition, greater overhead, marketing and support costs and other risks associated with the commercialization of a new product. Our ability to manage our rapid growth effectively will require us to continue to improve our operations, to improve our financial and management information systems and to train, motivate and manage our employees. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could harm our business, prospects, results of operations and financial condition.

WE HAVE CONTINGENT OBLIGATIONS RELATING TO EVERCEL


     In connection with our spin-off on February 22, 1999 of our former battery group, now owned by Evercel, Inc. (Evercel), we entered into several agreements, including a license assistance agreement, with Evercel. Under the license assistance agreement, Evercel has agreed to fulfill our obligations under a joint venture contract relating to battery operations in China until we obtain certain required third-party and governmental consents. We do not believe that we have any remaining material exposure with respect to this joint venture in light of the license assistance agreement. We cannot assure you, however, that, if Evercel does not continue to perform under the license assistance agreement, fulfilling our contingent obligations under the joint venture contract will not have a material adverse effect on our business, prospects, results of operations and financial condition.

WE MAY BE AFFECTED BY ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATION

     Although our products are not currently subject to direct regulation by any governmental agency, it is possible that industry specific laws and regulations will be adopted covering issues such as environmental standards, transmission scheduling, distribution and characteristics and quality of our products and services. Such regulation could limit the growth in the use of carbonate fuel cells, decrease the acceptance of fuel cells as a commercial product and increase our costs and, therefore, the price of our Direct FuelCell(TM) products. Any such new legislation or regulation, the application of existing laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the energy industry could have a material adverse effect on our business, prospects, results of operations and financial condition.

UTILITY COMPANIES COULD CHARGE FEES TO OUR CUSTOMERS THAT COULD MAKE OUR PRODUCTS LESS DESIRABLE


     Utility companies commonly charge fees to larger customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back up purposes. These fees could increase the cost to our customers of using our Direct FuelCell(TM) products and could make our products less desirable, thereby harming our business, prospects, results of operations and financial condition.


CHANGES IN GOVERNMENT REGULATIONS AND ELECTRIC UTILITY INDUSTRY RESTRUCTURING MAY AFFECT DEMAND FOR OUR DIRECT FUELCELL(TM) PRODUCTS

     The market for electricity generation products is heavily influenced by federal and state governmental regulations and policies. Changes in regulatory standards or policies could reduce the level of investment in the research and development of alternative energy sources, including fuel cells, and could result in a reduction in the potential demand for our Direct FuelCell(TM) products. Our target market, the distributed generation market, is driven by deregulation and restructuring of the electric utility industry in the United States and elsewhere and by the requirements of utilities, independent power producers and end users. Deregulation of the electric utility industry is subject to government policies that will determine the pace and extent of deregulation. Changes in government and public policy over time could affect deregulation and adversely affect our prospects for commercializing our Direct FuelCell(TM) products and our financial results. We cannot predict how the deregulation and restructuring of the electric utility industry will ultimately affect the market for our Direct FuelCell(TM) products.

WE MAY BE UNABLE TO RAISE ADDITIONAL CAPITAL TO COMPLETE OUR PRODUCT DEVELOPMENT AND COMMERCIALIZATION PLANS


     Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities, our field trials and demonstration projects or the development of our manufacturing capabilities. Future capital requirements are dependent upon many factors, including, but not limited to, the rate at which we expand production volume capabilities, the amount used to fund demonstration projects and field trials, the level of government funding provided to us and our investment in new technology. In addition to the proceeds from this offering and expected government funding, we believe it is likely that we will need additional funding to expand our manufacturing capabilities to the level where volume efficiencies can be achieved consistent with our plans to fully commercialize our products. Some of our potential strategic business partners have indicated interest in investing in us. However, additional financing may not be available and, if available, it may not be available on terms favorable to us or our stockholders. If additional funds are raised through the issuance of equity securities, the percentage ownership of our then current stockholders will be reduced. If adequate funds are not available to satisfy either short or long-term capital requirements, we may be required to limit operations in a manner inconsistent with our commercialization plans.

WE HAVE LARGE AND INFLUENTIAL STOCKHOLDERS


     MTU will own approximately 8.9% of our outstanding common stock upon completion of this offering (based upon the shares of common stock outstanding as of January 31, 2000). Loeb Investors Co. LXXV and Warren Bagatelle (a managing director of an affiliate of Loeb Investors Co. LXXV) will collectively own approximately 8.6% of our outstanding common stock upon completion of this offering (based upon the shares of common stock outstanding as of January 31, 2000). These ownership levels could make it difficult for a third party to acquire our common stock or have input into the decisions made by our board of directors, which include Michael Bode of MTU, Warren Bagatelle and Thomas L. Kempner (Chairman and Chief Executive Officer of an affiliate of Loeb Investors Co. LXXV). MTU is also a licensee of our technology and a purchaser of our Direct FuelCell(TM) products. Therefore, it may be in MTU's interest to possess substantial influence over matters concerning our overall strategy and technological and commercial development. In addition, MTU's ownership interest could raise a conflict of interest if MTU is experimenting with competing technologies for its own products.


OUR STOCK PRICE HAS BEEN AND COULD REMAIN VOLATILE

     The market price for our common stock has been and may continue to be volatile and subject to extreme price and volume fluctuations in response to market and other factors, including the following, some of which are beyond our control:

     - failure to meet our product development and commercialization milestones;

     - due to our stage of development, variations in our quarterly operating results from the expectations of securities analysts or investors;

     - downward revisions in securities analysts' estimates or changes in general market conditions;

     - announcements of technological innovations or new products or services by us or our competitors;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - investor perception of our industry or our prospects;

     - demand for our common stock; and

     - general technological or economic trends.

     In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we became involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management's attention and resources and could harm our stock price, business, prospects, results of operations and financial condition.

PROVISIONS OF DELAWARE AND CONNECTICUT LAW AND OF OUR CHARTER AND BY-LAWS MAY MAKE A TAKEOVER MORE DIFFICULT

     Provisions in our certificate of incorporation and by-laws and in Delaware and Connecticut corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors. See "Description of Capital Stock."

FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE

     Substantial sales of our common stock in the public market following this offering, or the perception by the market that such sales could occur, could lower our stock price or make it difficult for us to raise additional equity capital in the future. After this offering, we will have 7,678,757 shares of common stock outstanding (based upon the shares of common stock outstanding as of January 31, 2000). Of these shares, 5,906,475 shares will be freely tradable and 1,772,282 shares are subject to 180-day lock-up agreements. All of our shares may be available for sale in the public market 180 days after the date of this prospectus (subject, in some cases, to the volume and manner of sale limitations under Rule 144 under the Securities Act).


     In addition, as of January 31, 2000, we have 1,161,970 shares of common stock reserved for issuance under our stock option plans. As of January 31, 2000, options to purchase 694,662 shares of common stock were issued and outstanding under our stock option plans, of which options to purchase 430,038 shares have vested.

     We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price for our common stock or our ability to raise capital by offering equity securities.

YOUR INVESTMENT WILL BE IMMEDIATELY DILUTED


     Assuming a public offering price of $73 3/4 per share, your investment will suffer immediate and substantial dilution of approximately $60.04 per share in the net tangible book value of the shares purchased.


WE WILL HAVE BROAD DISCRETION AS TO THE USE OF THE NET PROCEEDS FROM THIS
OFFERING

     Our board of directors and our management will have broad discretion over the use of the net proceeds of this offering. Investors will be relying on the judgment of our board of directors and our management regarding the application of the net proceeds of this offering. See "Use of Proceeds."

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Words such as "expects," "anticipates," "approximates," "believes," "estimates," "intends," and "hopes" and variations of such words and similar expressions are intended to identify such forward-looking statements. We intend such forward-looking statements, all of which are qualified by this statement, to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. We have based these statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these statements. These risks and uncertainties include those set forth under "Risk Factors." The forward-looking statements contained or incorporated by reference in this prospectus include, among others, statements about:

     - the development and commercialization schedule for our fuel cell technology and products;

     - future funding under government research and development contracts;

     - the expected cost competitiveness of our fuel cell technology and products;

     - our intellectual property;

     - the timing and availability of our products;


     - the electric power supply industry and the distributed generation market;


     - our business strategy; and


     - general economic conditions in the electric power supply industry and our target markets.


     Except for our ongoing obligations to disclose material information under the federal securities laws, we are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus might not occur.

                                USE OF PROCEEDS


     The net proceeds from this offering, after deducting the estimated underwriting discounts and offering expenses payable by us, are estimated to be approximately $90.3 million, or $104.0 million if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $73 3/4 per share, the last reported sale price of our common stock on the American Stock Exchange on March 30, 2000.


     We intend to use the net proceeds from this offering as follows:

     - for manufacturing equipment, manufacturing facilities and other capital expenditures to support our commercialization activities; and

     - for general corporate purposes, including research and development, field trial support and working capital.

     We have not yet determined the amount of net proceeds to be used for each of the purposes indicated. Accordingly, our board of directors and our management will have broad discretion over the use of the net proceeds of the offering. Pending these uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                 CAPITALIZATION


     The following table shows our capitalization on an actual (unaudited) basis as of January 31, 2000 and on an as adjusted basis to reflect the sale of 1,300,000 shares of common stock in the offering at an assumed public offering price of $73 3/4 per share, after deducting the estimated underwriting discounts and offering expenses payable by us. You should read this table together with our consolidated financial statements and the notes thereto included elsewhere in this prospectus and the documents that we incorporate by reference in this prospectus.



                                                              AS OF JANUARY 31, 2000
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt...........................  $   198          198
                                                              =======      =======
Long-term debt..............................................  $ 1,588        1,588
Minority interest...........................................      200          200
Common shareholders' equity:
  Common stock, $.0001 par value per share, 20,000,000
     shares authorized, actual and as adjusted; 6,378,757
     shares issued and outstanding, actual; 7,678,757 shares
     issued and outstanding, as adjusted....................       --            1
  Additional paid-in capital................................   14,236      104,577
  Retained earnings.........................................      678          678
                                                              -------      -------
     Total common shareholders' equity......................   14,914      105,256
                                                              -------      -------
       Total capitalization.................................  $16,702      107,044
                                                              =======      =======

                          PRICE RANGE OF COMMON STOCK


     Our common stock has been publicly traded since June 25, 1992. From September 21, 1994 through February 25, 1997, it was traded on the Nasdaq National Market, and since February 26, 1997 it has been traded on the American Stock Exchange under the symbol "FCL." We have applied to have the common stock quoted on the Nasdaq National Market under the symbol "FCEL." We expect that this application will be approved shortly after the consummation of this offering.


     The following table sets forth the range of high and low sales prices of our common stock as reported on the American Stock Exchange for fiscal years 1998, 1999 and 2000 to date:


                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDED OCTOBER 31, 1998
  First Quarter.............................................  $12.00    $ 8.50
  Second Quarter............................................   19.33      9.92
  Third Quarter.............................................   16.33     11.50
  Fourth Quarter............................................   12.17      6.33
YEAR ENDED OCTOBER 31, 1999
  First Quarter.............................................  $10.25    $ 7.75
  Second Quarter............................................    9.67      5.38
  Third Quarter.............................................   12.92      7.00
  Fourth Quarter............................................   21.17     10.75
YEAR ENDED OCTOBER 31, 2000
  First Quarter.............................................  $63.00    $16.83
  Second Quarter (through March 30, 2000)...................   95.50     36.75



     On March 30, 2000, the last sale price of the common stock as reported on the American Stock Exchange was $73 3/4 per share. As of January 31, 2000, there were 6,378,757 shares of our common stock outstanding held by approximately 250 holders of record.


                                DIVIDEND POLICY

     We have never paid a cash dividend on our common stock and do not anticipate paying any cash dividends in the foreseeable future. As a result of not collecting a dividend, there is a risk that stockholders will not experience a return on their investment unless they sell their shares of common stock.

     On November 16, 1999, we paid a stock dividend of one additional share of common stock for every two shares of our common stock held on November 1, 1999, the record date. All per share data and number of shares of common stock data in this prospectus have been adjusted retroactively to give effect to the stock dividend.

                                    BUSINESS

OUR DIRECT FUELCELL(TM) TECHNOLOGY

     We have been developing fuel cell technology since our founding in 1969 and carbonate fuel cells since the mid-1970s. Fuel cell systems represent an environmentally friendly alternative power generation source when compared to traditional combustion technologies, such as gas turbines or internal combustion engines, that can potentially yield a lower cost of electricity primarily because of lower fuel and maintenance costs. A fuel cell converts a fossil fuel, such as natural gas, into electricity without combustion of the fuel. The only by-products of the fuel cell are heat and water and limited emissions of carbon dioxide.

     A fuel cell power plant can be thought of as having two basic segments: the fuel cell stack module, the part that actually produces the electricity, and the "balance of plant," which includes various fuel handling and processing equipment, including pipes and blowers, computer controls, inverters to convert the DC output of the fuel cell to AC and other related equipment.

     Our carbonate fuel cell, known as the Direct FuelCell(TM), operates at approximately 1200 degreesF, which is a higher temperature than most other fuel cells. This is an optimal temperature that avoids the use of precious metal electrodes required by lower temperature fuel cells, such as PEM and phosphoric acid, and the more expensive metals and ceramic materials required by higher temperature fuel cells, such as solid oxide. As a result, less expensive electrocatalysts and readily available metals are used in our design and high quality by-product heat energy is available for cogeneration.

     The following table shows our estimates of the electrical efficiency, operating temperature, proposed capacity range and certain other operating characteristics of single cycle PEM, phosphoric acid, carbonate (Direct FuelCell(TM)) and solid oxide fuel cells:


                                           ELECTRICAL    OPERATING     PROPOSED
                                           EFFICIENCY   TEMPERATURE    CAPACITY    BY-PRODUCT HEAT
FUEL CELL TYPE           ELECTROLYTE           %          (LOGO)F       RANGE            USE
--------------       -------------------   ----------   -----------   ----------   ---------------
PEM                        Polymer          35-40            180       25kW to       Warm Water
                          Membrane                                      250kW
Phosphoric Acid          Phosphoric         35-40            400       50kW to        Hot Water
                            Acid                                        200kW
CARBONATE             POTASSIUM/LITHIUM     50-55           1200       250KW TO     HIGH PRESSURE
(DIRECT                   CARBONATE                                      3MW            STEAM
  FUELCELL(TM))
Solid Oxide           Zirconium dioxide     45-50           1800       25kW to      High Pressure
                           ceramic                                       3MW            Steam


     Our Direct FuelCell(TM) is so named because of its ability to generate electricity directly from a hydrocarbon fuel, such as natural gas, by reforming the fuel inside the fuel cell itself to produce hydrogen. We believe that this "one-step" reforming process results in a simpler, more efficient and cost-effective energy conversion system compared with external reforming fuel cells. External reforming fuel cells, such as PEM and phosphoric acid, generally use complex, external fuel processing equipment to convert the fuel into hydrogen.

     Our Direct FuelCell(TM) has been demonstrated using a variety of hydrocarbon fuels, including natural gas, methanol, ethanol, biogas and coal gas. Our commercial Direct FuelCell(TM) power plant products are expected to achieve an electrical efficiency of between 50% and 55%. Depending on location, application and load size, we expect that a cogeneration configuration will reach an overall energy efficiency of between 70% and 80%.

     Conventional non-nuclear power plants burn a hydrocarbon, such as coal, oil or natural gas, to create heat. The heat boils water, converting it to steam, which rotates a turbine, which produces the electricity. Some large power plants use a combined cycle approach where the gas is fired in the turbines and the exhaust heat produces steam, which generates additional power in steam turbines. Each step in these processes consumes some of the potential energy in the fuel, and the combustion process typically creates emissions of sulfur and nitrogen oxides, carbon monoxide, soot and other air pollutants.


     Because of the non-combustion, non-mechanical power generation process, our Direct FuelCell(TM) is more efficient than conventional power plants. Emissions of sulfur and nitrogen oxides from our Direct FuelCell(TM) are nearly zero, and other pollutants are minimal or non-existent. With the only moving parts being the air blower, in contrast to large rotating turbines, fuel cells are quieter than these turbines. In addition, fuel cells typically achieve high efficiency at extremely small sizes, allowing fuel cells to satisfy the needs of the distributed generation market, such as providing electrical power to a hospital or a retail store. Also, since they are quieter than other power generation sources, fuel cells can be located near the customer and provide both electrical and thermal energy.



THE ELECTRIC POWER SUPPLY INDUSTRY AND DISTRIBUTED GENERATION


     The United States electric utility industry has been changing for several years triggered in part by the Energy Policy Act of 1992, which called for open access for consumers. In 1994, a major upheaval in the industry began as a result of significant moves toward direct access and deregulation of the electric utility industry in various states. As a result, a heightened atmosphere of competition, as well as uncertainty, exists in the industry. Furthermore, some electric utilities have already decided to exit the power generation aspect of the business, leaving this aspect of the business to independent power producers and non-utility generators. Other electric utilities have merged with either other electric utilities or gas distribution companies.


     According to the DOE's report Energy Information Administration Energy Outlook 1999, a projected 363,000 MW of new generating capacity will be needed by 2020 to meet the growing demand for electricity in the United States and to offset planned retirements of existing generating capacity. This represents approximately $300 to $500 billion of facilities and equipment for new generating capacity. Reliance upon the existing infrastructure has been and continues to be problematic due to capacity constraints, environmental concerns and other issues. In addition, utility deregulation is creating new challenges and opportunities in the electric power supply industry. This evolving competitive industry environment, coupled with the consumer demand for more reliable, accessible and competitively priced sources of electric power, is driving traditional energy providers to develop new strategies and seek new technologies for electricity generation, transmission and distribution.


     One solution to meet the growing worldwide demand for electricity is distributed generation.


     The Distributed Power Coalition of America defines distributed generation as "any small scale power generation technology that provides electric power at a site closer to customers than central station generation." Distributed generation should play a growing role in electricity generation in the United States and around the world due to three related global trends.


     The first and most important trend is electricity deregulation. In deregulation, the traditional electric utilities will no longer be integrated providers of electricity to a captive geographic area. Most deregulation policies focus on separating the utility's three business lines (generation, transmission/distribution and marketing). Most legislation intends to create competitive markets in the generation and marketing of power while leaving the distribution function as a regulated operation, much the way natural gas was deregulated in the late 1980s and early 1990s. Thus, deregulation will allow new entrants into the electricity generation business, as customers will be free to choose power producers and marketers.

     The second trend accelerating distributed generation is the rapid improvement of electricity generation technology, especially small gas turbines and fuel cells. These improvements have resulted in dramatically lower costs for smaller operating units and increased operating efficiency, allowing these technologies to begin to become cost competitive with traditional grid-based electrical generation. More importantly, these technologies have proven to be more reliable than the existing grid-based system when it comes to providing reliable service.

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     The final trend is an increasing worldwide awareness of environmental issues, especially air pollution. One step to reducing air pollution is cutting down on the amount of electricity generated by oil and coal-fired power plants. Most distributed generation technologies use natural gas, biogas or liquid fuels. These three trends are converging rapidly in the United States.


     Currently in the United States, according to the DOE, there are approximately 805,000 MW of installed power generation capacity. We believe that distributed generation currently accounts for approximately 10% of this capacity. In addition, we believe that the combined available United States and European market for distributed generation will reach approximately 5,400 MW per year by 2001, and approximately 7,600 MW per year by 2004, and that fuel cells will be one of the leading technologies in meeting these market demands.



     In its 1999 report on Small-Scale Power Generation, Business Communications Co., Inc. states that fuel cells have emerged as one of the most promising technologies for meeting the growing worldwide energy needs. They project that during the period between 1998 and 2003, distributed generation will grow at an average annual rate of 14.9% in the United States and 28.4% worldwide, and that the total annual market in 2003 for fuel cells can be expected to reach $1.1 billion in the United States. We expect this trend to grow beyond 2003 as fuel cells gain market acceptance and fuel cell product cost begins to challenge the product cost of traditional generating technologies. According to a report published in 1999 by Allied Business Intelligence, Inc., total global stationary fuel cell generating capacity is expected to grow to 13,669 MW in 2010.


     In March 2000, the DOE released a report of the findings and recommendations of its Power Outage Study Team. This panel of DOE, national laboratory and academic experts provided recommendations based on a review of six power outages and two power system disturbances that took place in the United States between early June and early August 1999. Their recommendations to help avoid future power outages included removing barriers to distributed generation and adopting energy efficient technologies.

     We believe that the growth of the distributed generation market combined with the continuing deregulation of the utility industry, and the increasing demands for higher efficiency, higher quality, more environmentally friendly and lower cost power generation capacity, provide market opportunities for our Direct FuelCell(TM) products.

OUR FUEL CELL DEVELOPMENT PROGRAM

     Successful Field Trials and Demonstration Projects. We have extensive experience in testing our products in a variety of conditions and settings and on a range of fuels. Some significant demonstrations include the following:

     - Santa Clara Demonstration Project. During 1996 and 1997, we operated our "proof-of-concept" 2 MW fuel cell plant in Santa Clara, California. The Santa Clara plant achieved a peak power output of 1.93 MW and an electrical efficiency of 44%, both records for a single cycle fossil fuel power plant. Adjusting for the use of supplemental fuel, the plant achieved a peak electrical efficiency of 50%. The Santa Clara plant also achieved record low emissions of sulfur and nitrogen oxides. The demonstration involved the largest carbonate fuel cell power plant in the world and the largest fuel cell of any type operated in the United States.

       The Santa Clara plant operated at various electrical outputs for almost one year and was connected to the utility grid for half of that time. Despite encountering equipment problems unrelated to the basic fuel cell technology, the Santa Clara plant achieved most of the goals that we set for the project and established new milestones. After operation of the Santa Clara plant ended in March 1997, all of the fuel cell stacks were returned to us for comprehensive analysis. We used the results of this analysis, along with the results of ongoing research and development activities, to develop a commercial fuel cell design significantly more compact, reliable and cost-effective than

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

       the Santa Clara plant design. Based on data and analysis from the Santa Clara plant and continued progress by our researchers, we continue to advance the Direct FuelCell(TM) design. A new fuel cell stack design has been developed with cells that are 50% larger in area, 40% lighter per unit area, and 30% thinner than the Santa Clara plant design. These improvements have doubled the power output from a fuel cell stack. Our current fuel cell power plant design will be capable of producing the same output as the Santa Clara plant with a footprint one-ninth as large. We believe that this reduction in size and increase in power per fuel cell stack will result in significant manufacturing cost savings.


     - Danbury Project. In February 1999, we began operating a 250 kW Direct FuelCell(TM) grid-connected power plant at our headquarters in Danbury, Connecticut. The plant operates on pipeline natural gas and has been running for approximately 9,000 hours, providing approximately 1,400,000 kWh of electricity to our facility. In March 1999, the plant reached maximum power of 263 kW, the highest ever produced by a single carbonate fuel cell stack. Ruggedness of this product design was demonstrated in planned stress tests, such as rapid ramp-up and thermal cycle tests. Another test simulated emergency fuel loss verifying that the Direct FuelCell(TM) could be cost-effectively maintained in the field despite fuel supply and power failures, without decreasing performance.


     - Bielefeld, Germany Project. In November 1999, our European partner, MTU, a subsidiary of DaimlerChrysler, commissioned a 250 kW Hot Module power plant at the University of Bielefeld in Bielefeld, Germany. The Hot Module is a skid-based, sub-megawatt power plant designed by MTU that incorporates our Direct FuelCell(TM) as its fuel cell component. The Bielefeld plant has achieved a peak electrical efficiency of 45%. Employing cogeneration applications that use the heat by-product to produce process steam for the University and district heating, the plant has achieved an overall energy efficiency of 77%.

     - Commercial Design Endurance Project. In April 1998, we began operating a 10 kW commercial design fuel cell located at our Danbury, Connecticut facility, which has now been generating electricity for more than 14,000 hours, an endurance record for this type of fuel cell. The unit operates on methane and is scheduled to run for a total of 17,000 hours or two years.


     Planned Field Trials and Demonstration Projects. We expect to conduct various field trials and demonstration projects, including the following:



     - Southern Company Services, Inc. -- Alabama Municipal Electric
       Authority -- Mercedes-Benz U.S. International, Inc. In conjunction with Southern, AMEA and Mercedes-Benz, we have agreed to build and install a 250 kW fuel cell power plant at the Mercedes-Benz facility in Tuscaloosa, Alabama utilizing MTU's Hot Module design. This field demonstration project is expected to be operational within a year. Southern and AMEA have each agreed to contribute $1 million to this project and have options to negotiate exclusive arrangements with us for the sale, distribution and service of our Direct FuelCell(TM) power plants in several southern states.



       This agreement will continue through December 31, 2001. Southern may terminate this agreement, at any time, upon 60 days' written notice to us, and AMEA may terminate this agreement, at any time, upon 30 days' written notice to us. Upon termination, Southern or AMEA, as the case may be, will pay us for any costs, noncancellable commitments incurred prior to termination and fair closeout costs to support our work under this agreement.



     - Los Angeles Department of Water and Power. LADWP recently selected us to install a 250 kW fuel cell power plant on the site of a yet-to-be selected LADWP customer. The installation of this power plant will help LADWP gain knowledge and experience in the installation, maintenance and operation of fuel cell power plants. We plan to finalize this agreement by May 2000 and commence construction shortly thereafter. The proposed agreement provides for LADWP to contribute $2.4 million to this project. We will agree to install the 250 kW power plant upon the later of nine months from the date of this agreement or five months from the date LADWP identifies the site.


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

       The proposed agreement will include a penalty for late power plant delivery up to a maximum of $60,000, and an electric power production penalty up to a maximum of $75,000. Under the proposed agreement with LADWP, we will be required to pay LADWP annual royalties of 2% of net sales revenues, beginning when sales of fuel cells reach 50 MW per year, and continuing until the earlier of termination of the agreement or the payment to LADWP of $5 million in royalties.


     - Global Energy Clean Coal Project. In late 1999, the DOE transferred a long standing clean coal project to a wholly-owned subsidiary of Global Energy, Inc., a Cincinnati based independent power producer. This project is one of the largest power plant projects in the federal clean coal technology program, and is the first clean coal technology plant to employ a fuel cell. The objective of this project is to demonstrate an innovative coal gasification technology along with a carbonate fuel cell power plant. The clean, low-cost fuel generated in this process will be used to fire gas turbines and to demonstrate the operation of a 2 MW fuel cell power plant. The 2 MW fuel cell power plant is part of a $432 million 400 MW project funded in part by the DOE. We are named in the project contract as the supplier of the fuel cell technology, and have recently entered into a sub-contract for the design, construction and operation of the 2 MW fuel cell power plant. We expect this fuel cell power plant to be operational in 2003. Up to $17 million in DOE funding will be available to us under this project, subject to the annual congressional appropriations process. We plan to obtain non-government financing for the remaining cost of the power plant, which is expected to be $17 million.


     In addition to our planned demonstrations, MTU expects to conduct various field trials and demonstration projects, including the following:


     - Rhon Clinic Project. The State of Bavaria, the Rhonklinikum AG Bad Neustadt/S, a public company operating approximately 40 German hospitals, the local gas supplier, Ferngas Nordbayern GmbH, and MTU have agreed to build and operate a 250 kW Hot Module power plant. The purpose of this project is to demonstrate the viability of a fuel cell power plant in a hospital environment. The power plant is expected to be commissioned in the second half of 2000 and is planned to start operation in late 2000. The electrical power will be fed into the local clinic grid and the hot exhaust air will be used to produce process steam for clinic use.



     - Brewery Project. The European Community, MTU and a brewery located in Einbeck, Germany intend to run a joint program to demonstrate the use of a fuel cell power plant in the environment of a brewery. The 250 kW Hot Module power plant is expected to be commissioned in late 2000 and is planned to start-up operation in the first quarter of 2001.


PRINCIPAL GOVERNMENT RESEARCH AND DEVELOPMENT CONTRACTS


     Our revenues have been principally derived from U.S. government and industry research and development contracts. Government funding, principally from the DOE, provided approximately 87%, 97%, and 92% of our revenue for the fiscal years ended 1999, 1998, and 1997, respectively. From the inception of our carbonate fuel cell development program in the mid-1970s to date, over $350 million has been invested under DOE programs to support the development, demonstration and field testing of our Direct FuelCell(TM) technology. This includes funding we have received from the DOE of approximately $200 million. We have complemented the DOE's funding with additional support from a variety of other sources that have contributed approximately $150 million.



     We perform our services under government-funded contracts or agreements that usually require performance over a period of one to five years. However, congressional budget limits could prolong the contracts. Generally, our U.S. government research and development contracts are subject to the risk of termination at the convenience of the contracting agency. Furthermore, these contracts, irrespective of the amounts allocated by the contracting agency, are subject to annual congressional appropriations and the results of government or agency sponsored audits of our cost reduction efforts and our cost projections. We can only receive funds under these contracts ultimately made available to us annually by Congress as a result of the appropriations process.


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

     We currently receive our government funding primarily from a cooperative agreement with the DOE. This agreement covers the design, scale up, construction and testing of carbonate fuel cells operating on natural gas. Major development emphasis under this agreement focuses on fuel cell and total power plant cost reduction and improved endurance.

     The original cooperative agreement, which covered a 5-year project that commenced in the first fiscal quarter of 1995, had an estimated value of $78 million, excluding cost share funding by us and other private sector sources. The DOE has funded $95 million under this agreement which expires in December 2000. Although not yet formally approved, we have submitted to the DOE a proposal to extend this agreement for three additional years and to provide us with funding of $40 million over this period (assuming receipt of cost share funds). As a condition to receiving any amounts allocated under this agreement, we have provided significant cost share funding along with our partners and expect to provide approximately $27 million in connection with the proposed extension. Cost share funding may include amounts spent by our customers on development, field tests and demonstration projects, as well as in kind contributions of equipment and other assets.

     The U.S. government and the DOE have certain rights relating to our intellectual property as described under "Proprietary Rights." Lastly, under this cooperative agreement, we must pay the DOE 10% of all license and royalty income received from MTU, up to $500,000.


     In 1995, the DOE granted us a Small Business Innovation Research award to research and develop internal electrolyte replenishment for long fuel cell life. The present estimated value of the award is $825,000, excluding cost share funding. The award expires on October 30, 2000. In 1997, the DOE granted us a Small Business Innovation Research award to research and develop novel coatings as barriers for carbonate fuel cell components. The present estimated value of the award is $825,000, excluding cost share funding. The award expires on June 15, 2000. In 1999, we received an award from the DOE to develop a high temperature membrane to overcome some of the shortcomings of present generation polymer electrolyte membrane fuel cells. The present estimated value of the award is $756,000, excluding cost share funding. The award expires on February 15, 2001.



     The DOE, under the Vision 21 Program, recently selected us for a $2.5 million project to develop a high utilization fuel cell and key system components, and to perform a sub-scale test of a fuel cell/turbine system utilizing the 250 kW Direct FuelCell(TM) power plant currently providing electricity to our Danbury facility. Under the Vision 21 Program, we will also design a 40 MW ultra-high efficiency, fuel cell/turbine power plant based on our existing Direct FuelCell(TM) technology. This selection is subject to the completion of the formal DOE contract process.


     We have also been working on the development of our Direct FuelCell(TM) technology since 1976 with various government agencies in addition to the DOE, including the Department of Defense, the Defense Advanced Research Projects Agency and the National Aeronautics and Space Administration.


     In addition to the activities listed above, we have been active in soliciting other business from government organizations. We have been working on Direct FuelCell(TM) power plants for marine applications under programs with the U.S. Navy and the U.S. Coast Guard. These power plants are required to operate on liquid fuels such as diesel. We have already produced a fuel cell compatible fuel from marine diesel using a compact fuel processing system. In 1999, a sub-scale fuel cell stack was tested on this fuel under conditions simulating marine requirements. Another sub-scale stack was successfully tested for shock and vibration tolerance. We have submitted a proposal to the U.S. Navy to continue development work under Phase II of this project, leading to a 500 kW land based demonstration.


STRATEGIC ALLIANCES AND LICENSE AGREEMENTS

     We have entered into international licensing agreements with major corporations. Generally, we have reserved the exclusive rights to manufacture and sell our carbonate fuel cells in North America. The licensees pay annual license fees and royalties on equipment sales to us.

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

     We have benefited from our licenses and have received valuable technical and manufacturing information from our licensees. By coordinating our own development program with the extensive effort of our partners, we have leveraged our own efforts substantially.

     MTU. In 1989, we entered into a license agreement with DASA, a German aerospace and aircraft equipment manufacturer and a subsidiary of Daimler Benz Corporation, one of the largest industrial companies in Europe. In 1993, that agreement was transferred to a subsidiary of DASA, MTU, now a DaimlerChrysler subsidiary.


     In December 1999, the 1989 license agreement was replaced by a revised MTU license agreement, in which we have granted MTU an exclusive license to use our Direct FuelCell(TM) patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of us and others, in each case for a royalty. Under this agreement, MTU has granted us an exclusive, royalty-free license to use any improvements to our Direct FuelCell(TM) made by MTU anywhere in the world except Europe and the Middle East. In addition, MTU has agreed to negotiate a license grant of any separate fuel cell know-how it develops once it is ready for commercialization. Under this agreement, we have also agreed to sell our Direct FuelCell(TM) components and stacks to MTU at cost, plus a modest fee. The new MTU agreement continues through December 2004 and may be extended, at the option of MTU, by written notice at least 180 days prior to expiration. Upon termination, MTU will retain a non-exclusive license to use our Direct FuelCell(TM) patent rights and know-how for a royalty.


     In 1992, MTU formed a European consortium (ARGE) with RWE Energie, the largest electric utility in Germany; Ruhrgas, the largest natural gas supplier in Germany; Elkraft, a large Danish utility; and Haldor Topsoe A/S, a Danish industrial company. The activities of this group complement our efforts to design and manufacture natural gas and coal gas fueled carbonate fuel cell systems based on our designs.

     During 1998, MTU designed and built a 250 kW cogeneration fuel cell unit labeled the Hot Module, which incorporates our fuel cell assemblies and uses an innovative integration of a portion of the balance of plant into the fuel cell stack module itself, with the expectation of reducing costs to the power plant as a whole. The design is compact and especially suitable for cogeneration applications.

     In July 1998, we entered into a cross-licensing and cross-selling agreement with MTU pursuant to which we have granted MTU a non-exclusive license to use our balance of plant know-how (excluding fuel cell technology included in the 1999 license agreement) in Europe, the Middle East, South America and Africa, and MTU has granted us a worldwide, non-exclusive license to use MTU's balance of plant know-how (excluding fuel cell technology included in the 1999 license agreement), in all territories except Europe and the Middle East. We and MTU are required to pay to the other a royalty for each kW of rating which uses the licensed balance of plant know-how of the other. MTU is not required to pay us royalties under this agreement if MTU is obligated to pay us royalties under the 1999 license agreement. This agreement continues through 2003 and may be extended by written notice at least 180 days prior to expiration.

     Marubeni Corporation of Japan. Under an agreement with Marubeni, we have agreed to supply to Marubeni, and Marubeni has agreed to site and test, based on customer commitment, our Direct FuelCell(TM) power plants in Japan and other select Asian markets. Marubeni will provide field trial marketing, management and distribution services under this agreement. Pursuant to this agreement, Marubeni will order a minimum of five sub-megawatt class Direct FuelCell(TM) power plants or, alternatively, one megawatt class Direct FuelCell(TM) power plant and one sub-megawatt class Direct FuelCell(TM) power plant. In connection with this agreement, Marubeni has an option, prior to October 1, 2001, to negotiate an exclusive arrangement with us for the sale, distribution and service of our Direct FuelCell(TM) power plants in Japan and other select Asian markets. Marubeni will receive a distributor discount on our fuel cell products that will be negotiated.

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     This agreement will continue through December 31, 2001. Marubeni may terminate this agreement, at any time, upon 30 days' written notice to us. Upon termination, Marubeni will pay us for any costs and noncancellable commitments incurred prior to termination to support our work under this agreement.

     Bath Iron Works. In August 1999, we entered into an agreement with the Advanced Technology Division of Bath Iron Works, a General Dynamics company, to develop an advanced Direct FuelCell(TM) plant for defense marine applications. We expect this agreement to lead to the development of the first new power generation technology for surface ships since nuclear power was adopted for aircraft carriers, addressing the market for advanced marine power systems. This agreement continues through 2004, and may be terminated by either Bath Iron Works or us, upon 30 days' written notice.

     Fluor Daniel, Inc. We have a long-standing relationship with Fluor Daniel, Inc., a subsidiary of Fluor Corporation (Fluor Daniel), one of the largest engineering, procurement, construction, and technical services companies in the world. Fluor Daniel's Oil, Gas & Power unit has been working with us providing architectural, design, engineering and construction management services in developing, based on our specifications, the balance of plant systems required to support our fuel cells in natural gas and coal fueled power plants. Fluor Daniel is a resource that we expect will continue to provide us with the technical and management expertise and experience required for designing and optimizing our fuel cell power plants.

     Santa Clara. In 1993, we obtained an exclusive license, with sublicense rights, to use the balance of plant design for the Santa Clara plant. Under this agreement, our license to use the balance of plant design in connection with all fuel cell plants outside North America, and fuel cell plants of 100 kW or less inside North America is subject to the quarterly payment by us of license fees equal to the lesser of (a) 2% of the proportional gross revenues from the sale of that portion of each fuel cell plant that uses the balance of plant design or
(b) 1% of the total gross revenue from the sale of each fuel cell plant that uses the balance of plant design. We must also pay Santa Clara 25% of all fees we receive for sublicensing the balance of plant design. In addition, beginning three years after commencement of production of fuel cells at a commercial scale manufacturing plant, we are required to make royalty payments of $15 per kilowatt (subject to consumer price index and other upward adjustments) on sales of fuel cell power plant stacks of capacities of 100 kW or more. The license becomes non-exclusive after 2005 or earlier, at the option of Santa Clara, if we do not meet certain commercialization milestones.

     Electric Power Research Institute. In 1988, we entered into a license agreement with the Electric Power Research Institute, Inc. (EPRI), granting us an unreserved, non-exclusive, worldwide license to use carbonate fuel cell proprietary data developed under certain EPRI contracts with us. We have agreed to pay EPRI a one-time license fee of approximately $50,000 within six months of our first commercial sale of a carbonate fuel cell stack greater than one megawatt in size, and a royalty of 0.5% to 1% of net sales upon commercial sales of carbonate fuel cell stacks. The license and our obligation to make royalty payments continue until the later of the expiration of all patents licensed to us by EPRI, or fifteen years from our first commercial sale of a carbonate fuel cell stack.

COST REDUCTION PROGRESS


     We regularly review and revise our cost reduction plans. The DOE has on several occasions assigned an independent outside auditor to examine our present and projected cost figures to determine if the DOE's continued support of us through development contracts will achieve its intent of creating commercially viable fuel cell power generation technology in the United States. In 1999, at the request of the DOE, we presented our cost projections to a panel of independent consultants. Our presentation indicated that our commercial design fuel cell would be capable of being manufactured, delivered and installed by 2005 at a cost per kW of approximately $1,200 (assuming full and sustained commercial production of at least 400 MW of fuel cells per year). Although subject to a number of assumptions and uncertainties, some of which are beyond our control, including the price of fuel, we believe that, by 2005, such a cost per kW would result in a cost of generating electricity of between 5 and 7 cents per kWh.



     If this cost reduction is achieved, from a cost per kWh standpoint, our Direct FuelCell(TM) will be an economically attractive source of energy in many places in the United States. According to the DOE,

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


electricity prices currently vary substantially depending on the region of the country. Prices in the highest cost region (New York, with an average price of over 10 cents per kWh in 1998) are almost 2.3 times as expensive as in the lowest cost region (the northwest United States). The DOE predicts that, even in a competitive environment, electricity prices in New York will be 8.88 cents per kWh in 2005 and 8.84 cents per kWh in 2012. We believe that our Direct FuelCell(TM) will be a viable alternative as transmission and distribution costs, as well as losses in efficiency due to transmission and distribution, will be substantially lessened or eliminated.


     We plan to achieve our cost goals through a combination of factors, including manufacturing process improvements, economies of scale, completion or elimination of first time or one of a kind costs, and through technology maturation that increases power output without additional product cost. These factors are as described below:

          Manufacturing cost reduction: Manufacturing costs are being reduced by multi-faceted efforts including supplier management, material and labor utilization, vertical integration and engineering for manufacturing efficiencies.

          Economies of scale: Volume directly affects purchased material cost and reduces fixed cost allocation. Volume also has a secondary effect on direct labor by providing justification to invest in capital projects for improved productivity.

          First time costs: The elimination of first time development and engineering costs is a large and straightforward element of our cost reduction plan. At commercial volumes, power plant installations are expected to be virtually identical. Furthermore, indirect costs associated with developing the initial field trial projects will not exist.

          Improved performance: Power plant performance is a critical factor. Power output has a direct impact on capital cost as measured in cost per kW, and efficiency, decay rate and availability all affect the cost of electricity which is the best measure of the value of our products. Our research and development activities have made and are expected to continue to make substantial progress in these areas.

COMPETITION

     We are competing primarily on the basis of fuel efficiency, environmental considerations and cost. We believe that the carbonate fuel cell enjoys competitive advantages over other fuel cells. These benefits include higher fuel efficiency, significantly lower emissions, scalability and potentially lower operating, maintenance and generation costs. We believe that we are more advanced in the development of carbonate fuel cells than other manufacturers.


     Several companies in the United States are involved in fuel cell development, although we believe that we are the only domestic company exclusively engaged in the development and production of carbonate fuel cells. Emerging technologies in our target distributed generation market include small gas turbines, PEM fuel cells, phosphoric acid fuel cells and solid oxide fuel cells. Major competitors using or developing these technologies include Capstone Turbine Corporation, Elliot Energy Systems and Honeywell International Inc. in the case of gas turbines, Ballard Power Systems Inc. in the case of PEM fuel cells, ONSI Corporation in the case of phosphoric acid fuel cells, and SiemensWestinghouse Electric Company and Mitsubishi Heavy Industries, Ltd. in the case of solid oxide fuel cells. Each of these competitors has the potential to capture market share in our target market. Plug Power Inc. has also announced plans to test models of its 5-10 kW PEM fuel cells for residential applications. We believe that PEM fuel cells are less efficient than our Direct FuelCell(TM) and, therefore, have higher fuel costs. We believe that existing PEM developers are focused primarily on transportation fuel cells and small residential units.


     In Japan, at least six manufacturers have demonstrated interest in developing and marketing carbonate fuel cells. Some have larger marketing and sales departments than we do and have a history of producing and selling electric generation equipment. One of these manufacturers has demonstrated
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extended operation of a 200 kW carbonate fuel cell. Two of these manufacturers have jointly demonstrated extended operation of a 100 kW carbonate fuel cell and recently tested a 1 MW plant. One of these companies is expected to concentrate on 700-800 kW sized modules for distributed generation. We believe that most of these companies use the more complex and less efficient approach of using external fuel processing equipment to produce hydrogen fuel.


     In Europe, companies in Germany, Spain and Italy are actively engaged in carbonate fuel cell development and are potential competitors. Our licensee, MTU, and its partners have conducted the most significant activity in Europe.


     We must also compete with companies manufacturing more established combustion equipment, including various engines and turbines, which are currently in use and have established operating and cost features. Significant competition comes from the gas turbine industry which has recently made progress in improving fuel efficiency and reducing pollution in large size combined cycle natural gas fueled generators. Efforts are underway to extend these advantages to small size machines. We believe that in small size units, under 5 MW, gas turbines will not be able to match our fuel cell efficiency or environmental characteristics.

MANUFACTURING

     We manufacture fuel cells at our facility located in Torrington, Connecticut. At present, the capacity of the plant is approximately 5 MW per year on a single shift basis. We are planning to increase the capacity of this plant by purchasing equipment to replace certain elements of the manufacturing process that currently restrict the overall output of the facility. The first stage in this process is to raise the output capability to 50 MW per year in early 2001. We estimate that the cost of this expansion will be approximately $16 million.

     We believe that virtually all of the raw materials used in our products are readily available from a variety of vendors in the United States and Canada. However, certain manufacturing processes that are necessary to transform the raw materials into component parts for fuel cells are presently available only through a small number of foreign manufacturers. We believe that these manufactured products eventually will be obtainable from United States suppliers as demand for these items increases.

EVERCEL SPIN-OFF


     On February 22, 1999, we effected a spin-off to our stockholders of our former battery group, now owned by Evercel. In connection with this transaction, we transferred to Evercel the principal assets, liabilities and intellectual property related to our battery operations. Following the transfer, we distributed to our stockholders, in a tax-free distribution, one share of Evercel common stock for every three shares of our common stock held on the record date of February 19, 1999. In connection with this transfer, our board of directors re-priced certain stock options held on February 22, 1999 by certain of our officers and directors under our stock option plans to reflect the reduction in value of our common stock as a result of the spin-off. In addition, our board of directors granted to Dr. Hansraj C. Maru and Christopher R. Bentley 4,599 and 12,474 stock options, respectively, under our stock option plans at an average price of $5.99 and $3.12, respectively.


     Under a services agreement entered into with Evercel in contemplation of the spin-off, we have provided and continue to provide certain administrative and management services to Evercel, as well as the use of certain office, research and development and manufacturing and support facilities and services. As Evercel continues its development as a stand-alone company, we will continue to reduce the support that we have provided to Evercel under this services agreement.


     In accordance with a license assistance agreement entered into with Evercel in contemplation of the spin-off, Evercel has agreed to provide all services and assistance necessary for Evercel to effectively fulfill, on our behalf, all of our obligations under a joint venture contract for Xiamen Three Circles-ERC Battery Corp., Ltd. and a related license agreement until we obtain the approval from our Chinese partner and the appropriate Chinese governmental authority for the assignment of these agreements to Evercel. In return for this assistance, we will pay to Evercel all remuneration paid and other benefits accruing to us pursuant to the joint venture contract and related license agreement.


     During 1998, we formed a joint venture with Xiamen Hi-Tech Innovation Centre called Xiamen ERC Technology Corp. Ltd. This joint venture has been formed to fund other entities, such as Xiamen University, to conduct research in advanced electrochemical technologies, which will benefit us and Xiamen Hi-Tech Innovation Centre. We have invested $400,000 of capital into this joint venture to date, which is currently two-thirds owned by us. After we obtain the requisite third-party approvals, as contemplated by the distribution agreement we have entered into with Evercel in contemplation of the spin-off, we will transfer a one-third ownership interest in this joint venture to Evercel for no consideration.


RESEARCH AND DEVELOPMENT


     A significant portion of our research and development has been funded by government contracts and, therefore, a substantial amount of our total research and development expense has been classified as a cost of revenues in our consolidated financial statements. In addition, we have incurred discretionary research and development expense under our government contracts for fuel cell and battery development that has been included in research and development expense although it, too, has been reimbursed fully under these government contracts. For the fiscal years ended 1999, 1998 and 1997, total research and development expense, including amounts received from the DOE, other government agencies and our customers, and amounts that have been self-funded, was $14.2 million, $16.8 million and $16.9 million, respectively.


PROPRIETARY RIGHTS


     We rely primarily on a combination of copyright and trademark laws, trade secrets, patents, confidentiality procedures (including, in some instances, the encryption of certain technical information) and confidentiality agreements and inventors' rights agreements with our strategic partners and employees to protect our proprietary rights. We have obtained patents and will continue to make efforts to obtain patents, when available, in connection with our technologies. We have 46 U.S. and 95 international patents covering our fuel cell technology. Of the 46 U.S. patents, 33 relate to our Direct FuelCell(TM) technology. We also have submitted 6 U.S. and 23 international patent applications. The patents that we have obtained will expire between 2000 and 2016, and the average remaining life of our patents is approximately 8 years. Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable, particularly as it relates to our manufacturing processes and engineering design. In addition, some of our intellectual property includes technologies and processes that may be similar to the patented technologies and processes of third parties. Certain of our intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors.



     Many of our United States patents are the result of government-funded research and development programs, including the DOE cooperative agreement. Our patents that were the result of government-funded research prior to January 1988 (the date that we qualified as a "small business") are owned by the United States government and have been licensed to us. This license is revocable only in the limited circumstances where it has been demonstrated that we are not making an effort to commercialize the invention. Our patents that were the result of government-funded research after January 1988 automatically belong to us because of our "small business" status. We expect to continue to qualify as a "small business" at the time that the three-year extension of the DOE cooperative agreement is formally approved.


     However, all of our United States patents that have resulted from government-funded research are subject to the risk of the exercise of "march-in" rights by the government. March-in rights refer to the right of the United States government or government agency to exercise its non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government if the contractor fails to continue to develop the technology. In addition, these "march-in" rights permit the

United States government to take title to these patents and license the patented technology to third parties if the contractor fails to utilize the patents. We believe, however, that the likelihood of the United States government exercising these rights is remote and would only occur if we ceased our commercialization efforts.

GOVERNMENT REGULATION

     We presently are, and our fuel cell power plants will be, subject to various federal, state and local laws and regulations relating to, among other things, land use, safe working conditions, handling and disposal of hazardous and potentially hazardous substances and emissions of pollutants into the atmosphere. To date, we believe that we have obtained all necessary government permits and have been in substantial compliance with all of these applicable laws and regulations.

     Pursuant to the National Environmental Protection Act, since 1991, each local DOE procurement office must file and have approved by the DOE in Washington, D.C., appropriate documentation for environmental, safety and health impacts with respect to procurement contracts entered into by that local office. The costs associated with compliance with environmental regulations are generally recoverable under our cost reimbursable contracts. In certain cases, contract work may be delayed until the approval is received.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings that, either individually or taken as a whole, could materially harm our business, prospects, results of operations and financial condition.

EMPLOYEES

     As of December 31, 1999, we had 114 full-time employees, of which approximately 30 were engineers, scientists and other degreed professionals and 84 were professional, technical, administrative and manufacturing support personnel. We consider relations with our employees to be satisfactory.

PROPERTIES

     We currently own and occupy approximately 72,000 square feet in two interconnected single story buildings on 10.8 acres, of which approximately 5.4 acres are currently used, in Danbury, Connecticut. Additionally, we currently lease a 63,000 square foot facility in Torrington, Connecticut for our manufacturing operations. This lease expires February 1, 2001 and the annual lease cost is approximately $325,000.

     We have recently entered into a ten year lease agreement for a new 65,000 square foot facility in Torrington, Connecticut for our manufacturing operations, effective November 1, 2000. This facility is currently under construction and will replace our current facility in Torrington. The annual lease cost is $430,000 in the first five years, and $494,000 for the last five years, in addition to taxes, utilities and operating expenses. We have an option to extend the lease for an additional five years with an annual lease cost of $569,000. We have been approved for a $4 million loan from the Connecticut Development Authority to be used for the purchase of equipment at this facility.

                                   MANAGEMENT


     The following table provides certain information regarding our executive officers and directors as of March 31, 2000:



NAME                                   AGE    POSITION
----                                   ---    --------
Dr. Bernard S. Baker.................   63    Chairman of the Board
Jerry D. Leitman.....................   57    President, Chief Executive Officer and Director
Dr. Hansraj C. Maru..................   55    Executive Vice President and Director
Christopher R. Bentley...............   57    Executive Vice President and Director
Joseph G. Mahler.....................   47    Vice President, Chief Financial Officer, Treasurer and
                                                Corporate Secretary
Warren D. Bagatelle..................   61    Director
Michael Bode.........................   54    Director
Thomas R. Casten.....................   57    Director
James D. Gerson......................   56    Director
Thomas L. Kempner....................   72    Director
William A. Lawson....................   66    Director
John A. Rolls........................   58    Director


     DR. BERNARD S. BAKER. Dr. Baker joined us in 1970 and was President from 1973 to August 1997 when he became Chairman of the Board. He was Chief Executive Officer from March 1992 to August 1997. He was also a part-time employee from August 1997 to May 1998. From May 1998 to December 1998, he provided consulting services to us. He received a Ph.D. from the Illinois Institute of Technology in 1969, and was a Fulbright Fellow at the Laboratory for Electrochemistry at the University of Amsterdam subsequent to receiving his Master of Science in Chemical Engineering from the University of Pennsylvania in 1959. In 1999, Dr. Baker received the Grove Medal in the United Kingdom for his contributions to fuel cell technology.


     JERRY D. LEITMAN. Mr. Leitman has been President, Chief Executive Officer and a director since August 1997. Mr. Leitman was previously President of ABB Asea Brown Boveri's global air pollution control businesses from 1992 to 1995. Prior to joining ABB, Mr. Leitman was Group Executive Vice President of FLAKT AB, a Swedish multinational company, responsible for FLAKT's worldwide industrial businesses from 1989 to 1992. Mr. Leitman is also a director and a member of the Compensation Committee of Esterline Technologies Inc. Mr. Leitman obtained both a BS and MS in Mechanical Engineering from the Georgia Institute of Technology in 1965 and 1967, respectively. Mr. Leitman also serves as Chairman of the Board of Evercel.


     DR. HANSRAJ C. MARU. Dr. Maru has been Executive Vice President and a director since December 1992. Dr. Maru was Chief Operating Officer from December 1992 to December 1997. Prior to that he was Senior Vice President -- Research and Development. Prior to joining us in 1977, Dr. Maru was involved in fuel cell development at the Institute of Gas Technology. Dr. Maru received a Ph.D. in Chemical Engineering from the Illinois Institute of Technology in 1975.


     CHRISTOPHER R. BENTLEY. Mr. Bentley has been a director since June 1993 and Executive Vice President since September 1990. Mr. Bentley was President of Fuel Cell Manufacturing Corporation, our former subsidiary, from September 1990 to December 1997. From 1985 through 1989, he was Director of Manufacturing
(1985), Vice President and General Manager (1985-1988) and President (1988-1989) of the Turbine Airfoils Division of Chromalloy Gas Turbine Corporation, a major manufacturer of gas turbine hardware. Mr. Bentley received a BSME from Tufts University in 1966.


     JOSEPH G. MAHLER. Mr. Mahler joined us in October 1998 as Vice President, Chief Financial Officer, Corporate Secretary and Treasurer. From 1993 to 1998, Mr. Mahler was Vice President -- Chief Financial Officer at Earthgro, Inc. Prior to that, he was a partner at Ernst & Young. Mr. Mahler received a BS in Accounting from Boston College in 1974.

     WARREN D. BAGATELLE. Mr. Bagatelle has been a director since 1988. Mr. Bagatelle has been a Managing Director of Loeb Partners Corporation since 1988 and a general partner of Loeb Investors Co. LXXV, an investment partnership and an affiliate of Loeb Partners Corporation. Mr. Bagatelle is also a director of Evercel.


     MICHAEL BODE. Mr. Bode has been a director since 1993. Mr. Bode joined Messerschmitt-Bolkow-Blohm GmbH in 1974, where he has held a variety of positions. He became Vice President and Director of the New Technology group of the Space Transportation and Propulsion Systems division of Deutsche Aerospace AG, a subsidiary of Daimler-Benz Corp., in 1990. Since July 1993, Mr. Bode has been Vice President and Director of the New Technology group of MTU.


     THOMAS R. CASTEN. Mr. Casten has been a director since late March 2000. From 1989 to 1999, Mr. Casten was Chief Executive Officer of Trigen Energy Corporation, a company involved in alternative energy generation. From 1980 to 1986, Mr. Casten was Chief Executive Officer of Trigen's predecessor company, Cogeneration Development Corporation. From 1969 to 1980, Mr. Casten was employed by Cummins Engine Company where he established a business unit to combine generation of heat and power using diesel engines.


     JAMES D. GERSON. Mr. Gerson has been a director since 1992. Since March 1993, Mr. Gerson has been Vice President of Fahnestock & Co., Inc. and was Portfolio Manager of the Hudson Capital Appreciation Fund, a mutual fund until September 1999. Mr. Gerson also serves as a director of Ag Services of America, Inc. and American Power Conversion Corp. and is a director of Evercel.


     THOMAS L. KEMPNER. Mr. Kempner has been a director since 1988 and was Chairman of the Board from March 1992 to August 1997. He has been Chairman and Chief Executive Officer of Loeb Partners Corporation since 1979 and a general partner of Loeb Investors Co. LXXV, an investment partnership and an affiliate of Loeb Partners Corporation. Mr. Kempner is also a director of Alcide Corporation, IGENE Biotechnology, Inc., Intermagnetics General Corporation, CCC Information Services Group, Inc., Insight Communications Company, Inc., Evercel and Roper Starch Worldwide, Inc. and director emeritus of Northwest Airlines, Inc.


     WILLIAM A. LAWSON. Mr. Lawson has been a director since 1988. Mr. Lawson has been President of W.A. Lawson Associates, an industrial and financial consulting firm, since 1987. Mr. Lawson has been Chairman of the board of directors of Newcor, Inc. since March 1991 and Chairman and Chief Executive Officer of Bernal International Inc. (formerly Atlantic Eagle Inc.) since March 1997. Mr. Lawson also is a director of Evercel.


     JOHN A. ROLLS. Mr. Rolls became a director in February 2000. Mr. Rolls is President, Chief Executive Officer and a principal investor in Thermion Systems International. He is a director and principal investor in VivaScan Corporation and is a director and Chairman of the Finance Committee of both Bowater Incorporated and MBIA Corporation. In 1992, he became President and Chief Executive Officer of Deutsche Bank North America. From 1986 through 1992, Mr. Rolls was Executive Vice President and Chief Financial Officer for United Technologies Corp. Previously, Mr. Rolls was Vice President and Treasurer of RCA Corporation since 1982 and became Senior Vice President and Chief Financial Officer in 1985.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     As of January 31, 2000, there were 6,378,757 shares of common stock, par value $.0001 per share, issued and outstanding. Our authorized capital stock consists of 20,000,000 shares of common stock, of which 7,678,757 will be issued and outstanding following the offering (based upon the shares of common stock outstanding as of January 31, 2000), and 250,000 shares of undesignated preferred stock issuable in one or more series designated by the board of directors, of which no shares will be issued and outstanding following the offering. In addition, as of January 31, 2000, there were outstanding stock options to purchase 694,662 shares of common stock. At January 31, 2000, there were 250 holders of record of our common stock.

COMMON STOCK

     Voting Rights. The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock.

     Dividends. Holders of common stock will share ratably in any dividends declared by the board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

     Other Rights. In the event of liquidation, dissolution or winding up, after payment of liabilities and liquidation preferences on any shares of preferred stock then outstanding, the holders of common stock are entitled to share ratably in all assets available for distribution. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

     Our certificate of incorporation provides that shares of preferred stock may be issued, from time to time, in one or more series. The board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, qualifications, limitations and restrictions applicable to the shares of each series. The board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and could have anti-takeover effects. We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management.

ANTI-TAKEOVER PROVISIONS

     Certain Provisions of our Certificate of Incorporation and By-Laws may have Anti-Takeover Effects. A number of provisions of our certificate of incorporation and by-laws concern matters of corporate governance and the rights of stockholders. Some of these provisions, including, but not limited to, the inability of stockholders to take action by unanimous written consent, supermajority voting provisions with respect to any amendment of voting rights provisions, the filling of vacancies on the board of directors by the affirmative vote of a majority of the remaining directors, and the ability of the board of directors to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof, without further stockholder action, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, could also delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions could also discourage or inhibit a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of our common stock. The board of directors believes these provisions are appropriate to protect our interests and the interests of our stockholders. The board of directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

     Delaware Anti-Takeover Provisions. Following the offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a "business combination," except under certain circumstances, with an "interested stockholder" for a period of three years following the date such person became an "interested stockholder" unless:

     - before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

     - upon the consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares held by employee stock plans; or

     - at or following the time such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

     The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the three years prior to the determination of interested stockholder status, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset or stock sales and other similar transactions resulting in a financial benefit to an interested stockholder. Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or any amendment thereto. Our certificate of incorporation does not contain any such exclusion.

     Connecticut Anti-Takeover Provisions. The laws of the State of Connecticut, where our principal executive offices are located, impose restrictions on certain transactions between certain foreign corporations and significant stockholders. Section 33-840 of the Connecticut Business Corporation Act prohibits certain publicly-held foreign corporations that are based in Connecticut from engaging in a "business combination" (including the issuance of equity securities which have an aggregate market value of 5% or more of the total market value of the outstanding shares of the company) with an "interested shareholder" as defined in the Connecticut Business Corporation Act for a period of five years from the date of the shareholder's purchase of stock, unless approved in a prescribed manner. The application of this statute could prevent a change of control. Generally, approval is required by the board of directors, by a majority of our non-employee directors and by 80% of the outstanding voting shares and two-thirds of the voting power of the outstanding shares of the voting stock other than shares held by the interested shareholder. We can give no assurance that these provisions would not prevent us from entering into a business combination that otherwise would be beneficial to us or to our stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, New York, New York.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp., FAC/Equities, a division of First Albany Corporation, and Lazard Freres & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between the underwriters and us, we have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
CIBC World Markets Corp. ...................................
FAC/Equities, a division of First Albany Corporation........
Lazard Freres & Co. LLC.....................................

                                                              ---------
             Total..........................................  1,300,000
                                                              =========

     The several underwriters have agreed to purchase all of the shares of common stock being sold under the purchase agreement if any of the shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.


     Any offers and sales of the shares of common stock outside the United States will be made through affiliates of each of the several underwriters authorized to make offers and sales in those jurisdictions.


COMMISSIONS AND DISCOUNTS

     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less
a concession not in excess of $     per share. The underwriters may allow, and
the dealers may reallow, a discount not in excess of $     per share to other
dealers. After the offering, the public offering price, concession and discount may be changed.

     The following table shows the per share and total public offering price, underwriting discount and the proceeds, before expenses, to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment option.

                                                                           WITHOUT     WITH
                                                              PER SHARE    OPTION     OPTION
                                                              ---------    -------    ------
Public offering price.......................................      $           $         $
Underwriting discount.......................................      $           $         $
Proceeds, before expenses, to us............................      $           $         $

     The expenses of this offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

OVER-ALLOTMENT OPTION

     We have granted an option to the underwriters to purchase up to 195,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the table above.

NO SALES OF SIMILAR SECURITIES

     We and each of our executive officers and directors and MTU and Loeb Investors Co. LXXV have agreed, with exceptions, not to sell or transfer any of our common stock for a period of 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and our executive officers and directors and such security holders have agreed not to directly or indirectly

     - offer, pledge, sell or contract to sell any shares of our common stock,

     - sell any option or contract to purchase any shares of our common stock,

     - purchase any option or contract to sell any shares of our common stock,

     - grant any option, right or warrant to purchase any shares of our common stock,

     - otherwise dispose of or transfer any shares of our common stock,

     - file any registration statement related to our common stock, or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock, whether any swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

     This lockup provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

LISTING


     The shares are listed on the American Stock Exchange under the symbol "FCL." We have applied to have the common stock quoted on the Nasdaq National Market under the symbol "FCEL." We expect that this application will be approved shortly after the consummation of this offering.


PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives are permitted to engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares of common stock being sold in the offering and other legal matters will be passed upon for us by Robinson & Cole LLP, Stamford, Connecticut. Certain legal matters relating to the offering will be passed upon for the underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.

                                    EXPERTS

     The audited consolidated financial statements of FuelCell Energy, Inc. as of October 31, 1999 and 1998, and for each of the years in the three-year period ended October 31, 1999, have been included and incorporated by reference herein and in the registration statement, of which this prospectus is a part, in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein and upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, we file reports, proxy statements, information statements and other information with the SEC. You may inspect and copy this information (at prescribed rates) at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. You may call the SEC at 1-800-SEC-0330 for more information about its public reference rooms. The SEC also maintains an internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other information regarding issuers, like us, that file electronically with the SEC. Reports, proxy and information statements and other information concerning us can be inspected at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006-1881.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

     - Our annual report on Form 10-K for the fiscal year ended October 31, 1999, as amended on February 7, 2000.

     - Our quarterly report on Form 10-Q for the quarter ended January 31, 2000.

     - Our definitive proxy statement dated February 28, 2000, filed in connection with our 2000 annual meeting of shareholders.

     - All of the filings pursuant to the Securities Exchange Act of 1934 after the date of filing the original registration statement and prior to the effectiveness of the registration statement.

     All documents which we subsequently file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus from the date of filing of such documents.

     We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference but not delivered with this prospectus). You should direct requests for these documents to Jerry D. Leitman, FuelCell Energy, Inc., 3 Great Pasture Road, Danbury, Connecticut 06813. The telephone number is (203) 825-6000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                             FUELCELL ENERGY, INC.


                                                              PAGE
                                                              ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets As of October 31, 1999 and
  1998......................................................  F-3
Consolidated Statements of Income (Loss) For the Years Ended
  October 31, 1999, 1998 and 1997...........................  F-4
Consolidated Statements of Changes in Common Shareholders'
  Equity For the Years Ended October 31, 1999, 1998 and
  1997......................................................  F-5
Consolidated Statements of Cash Flows For the Years Ended
  October 31, 1999, 1998 and 1997...........................  F-6
Notes to Consolidated Financial Statements..................  F-7
UNAUDITED INTERIM CONSOLIDATED CONDENSED FINANCIAL
  STATEMENTS
Consolidated Condensed Balance Sheets As of January 31, 2000
  and October 31, 1999......................................  F-18
Consolidated Condensed Statements of Income (Loss) For the
  Three Months Ended January 31, 2000 and 1999..............  F-19
Consolidated Condensed Statements of Cash Flows For the
  Three Months Ended January 31, 2000 and 1999..............  F-20
Notes to Consolidated Condensed Financial Statements........  F-21

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
FuelCell Energy, Inc.

     We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc, formerly Energy Research Corporation (the "Company") as of October 31, 1999 and 1998, and the related consolidated statements of income (loss), changes in common shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. as of October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

January 28, 2000
Stamford, CT

                             FUELCELL ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS
                        AS OF OCTOBER 31, 1999 AND 1998


                                                                 1999         1998
                                                              ----------    ---------
                                                              (DOLLARS IN THOUSANDS,
                                                               EXCEPT SHARE AND PER
                                                                  SHARE AMOUNTS)
ASSETS:
Current assets:
  Cash and cash equivalents.................................   $ 6,163       10,304
  Accounts receivable.......................................     2,332        3,813
  Inventories...............................................     1,204           30
  Deferred income taxes.....................................       291        1,073
  Other current assets......................................       405          646
                                                               -------       ------
     Total current assets...................................    10,395       15,866
Property, plant and equipment, net..........................     7,195        8,347
Other assets, net...........................................     2,241        2,630
                                                               -------       ------
     Total assets...........................................   $19,831       26,843
                                                               =======       ======
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Current portion of long-term debt.........................   $   341          755
  Accounts payable..........................................       484          620
  Accrued liabilities.......................................     1,787        1,758
  Deferred license fee income...............................        29        1,329
  Customer advances.........................................       550        1,170
                                                               -------       ------
     Total current liabilities..............................     3,191        5,632
Long-term liabilities:
  Long-term debt............................................     1,625        1,944
  Deferred income taxes.....................................        --          177
                                                               -------       ------
     Total liabilities......................................     4,816        7,753
                                                               -------       ------
Minority interest...........................................       200        3,220
                                                               -------       ------
Shareholders' equity:
  Convertible preferred stock, Series C ($.01 par value);
     30,000 shares outstanding in 1998......................        --          600
                                                               -------       ------
  Common shareholders' equity:
  Common stock, ($.0001 par value); 20,000,000 shares
     authorized: 6,325,872 and 6,193,910 shares issued and
     outstanding in 1999 and 1998, respectively.............
  Additional paid-in capital................................    14,142       12,943
  Retained earnings.........................................       673        2,327
                                                               -------       ------
     Total common shareholders' equity......................    14,815       15,270
                                                               -------       ------
     Total shareholders' equity.............................    14,815       15,870
                                                               -------       ------
     Total liabilities and shareholders' equity.............   $19,831       26,843
                                                               =======       ======


    The accompanying notes beginning on page F-7 are an integral part of the consolidated financial statements.

                             FUELCELL ENERGY, INC.

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                                                              1999         1998         1997
                                                            ---------    ---------    ---------
                                                                  (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE AMOUNTS)
Revenues..................................................  $  19,965       24,318       24,830
Costs and expenses:
  Cost of revenues........................................     12,422       14,590       15,642
  Administrative and selling..............................      6,615        6,986        6,081
  Depreciation............................................      1,362        1,529        1,768
  Research and development................................      1,813        2,258        1,270
                                                            ---------    ---------    ---------
     Total costs and expenses.............................     22,212       25,363       24,761
                                                            ---------    ---------    ---------
Income (loss) from operations.............................     (2,247)      (1,045)          69
License fee income, net...................................      1,527          678          650
Interest expense..........................................       (169)        (269)        (354)
Interest and other income, net............................        195          267          307
                                                            ---------    ---------    ---------
Income (loss) before provision for income taxes...........       (694)        (369)         672
Provision for income taxes................................        291           13          247
                                                            ---------    ---------    ---------
Net income (loss).........................................  $    (985)        (382)         425
                                                            =========    =========    =========
Basic earnings (loss) per share...........................  $   (0.16)       (0.06)        0.07
                                                            =========    =========    =========
Basic shares outstanding..................................  6,226,714    6,121,527    5,931,760
                                                            =========    =========    =========
Diluted earnings (loss) per share.........................  $   (0.16)       (0.06)        0.07
                                                            =========    =========    =========
Diluted shares outstanding................................  6,226,714    6,121,527    6,287,745
                                                            =========    =========    =========

    The accompanying notes beginning on page F-7 are an integral part of the consolidated financial statements.

                             FUELCELL ENERGY, INC.

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                                                  SHARES                                    TOTAL
                                                    OF        ADDITIONAL                   COMMON
                                                  COMMON       PAID-IN      RETAINED    SHAREHOLDERS'
                                                   STOCK       CAPITAL      EARNINGS       EQUITY
                                                 ---------    ----------    --------    -------------
                                                                (DOLLARS IN THOUSANDS)
BALANCE AT OCTOBER 31, 1996....................  5,867,680     $11,178       2,284         13,462
Issuance of common stock under benefit plans...    144,932         188          --            188
Common stock retired...........................    (12,179)         --          --             --
Conversion of notes payable to common stock....        542           3          --              3
Tax effect of disposition of stock options.....         --          91          --             91
Net income.....................................         --          --         425            425
                                                 ---------     -------       -----         ------
BALANCE AT OCTOBER 31, 1997....................  6,000,975      11,460       2,709         14,169
Compensation for stock options granted.........         --         239          --            239
Issuance of common stock under benefit plans...     22,839         172          --            172
Common stock retired...........................     (3,033)        (31)         --            (31)
Stock options exercised........................    173,129         718          --            718
Tax effect of disposition of stock options.....         --         385          --            385
Net loss.......................................         --          --        (382)          (382)
                                                 ---------     -------       -----         ------
BALANCE AT OCTOBER 31, 1998....................  6,193,910      12,943       2,327         15,270
Compensation for stock options granted.........         --         133          --            133
Issuance of common stock under benefit plans...     19,388         138          --            138
Common stock retired...........................     (6,712)        (87)         --            (87)
Stock options exercised........................     74,286         415          --            415
Preferred stock conversion.....................     45,000         600          --            600
Transfer of net assets to Evercel, Inc.........         --          --        (669)          (669)
Net loss.......................................         --          --        (985)          (985)
                                                 ---------     -------       -----         ------
BALANCE AT OCTOBER 31, 1999....................  6,325,872     $14,142         673         14,815
                                                 =========     =======       =====         ======

    The accompanying notes beginning on page F-7 are an integral part of the consolidated financial statements.

                             FUELCELL ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997

                                                               1999       1998      1997
                                                              -------    ------    ------
                                                                (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $  (985)     (382)      425
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Compensation for options granted.......................      133       239        --
     Depreciation and amortization..........................    1,770     1,942     2,162
     Deferred income taxes..................................      605      (738)      (90)
     Conversion of accrued interest to Principal on
       long-term debt.......................................       --        --        38
     (Gain) loss on disposal of property....................      (15)        6        (1)
     (Increase) decrease in operating assets:
       Accounts receivable..................................    1,445      (985)       20
       Inventories..........................................   (1,174)       17        25
       Other current assets.................................      241      (367)      (48)
  Increase (decrease) in operating liabilities:
     Accounts payable.......................................     (136)     (245)     (367)
     Accrued liabilities....................................       98     1,746        63
     Customer advances......................................     (620)       --        --
     Deferred license fee income............................   (1,300)    1,283       (66)
                                                              -------    ------    ------
       Net cash provided by operating activities............       62     2,516     2,161
                                                              -------    ------    ------
Cash flows from investing activities:
  Capital expenditures......................................   (1,244)   (1,650)   (2,801)
  Proceeds-sale of marketable securities....................       --        --     2,025
  Proceeds from sale of fixed assets........................      603        --        --
  Payments on other assets..................................     (213)       (3)      (77)
                                                              -------    ------    ------
       Net cash used in investing activities................     (854)   (1,653)     (853)
                                                              -------    ------    ------
Cash flows from financing activities:
  Transfer of minority interest to Evercel, Inc. ...........   (3,082)       --        --
  Repayment on long-term debt...............................     (733)   (1,701)   (2,382)
  Sale of minority interest in joint venture................       --     3,220        --
  Common stock issued.......................................      466       858       188
  Tax effect of stock options exercised.....................       --       262        91
                                                              -------    ------    ------
       Net cash provided by (used in) financing
          activities........................................   (3,349)    2,639    (2,103)
                                                              -------    ------    ------
Net increase (decrease) in cash and cash equivalents........   (4,141)    3,502      (795)
                                                              -------    ------    ------
Cash and cash equivalents -- beginning of year..............   10,304     6,802     7,597
                                                              -------    ------    ------
Cash and cash equivalents -- end of year....................  $ 6,163    10,304     6,802
                                                              =======    ======    ======
Cash paid during the period for:
  Interest..................................................  $   158       269       344
  Income taxes..............................................      104       620       446
Other non cash transactions:
  Conversion of preferred stock.............................      600        --        --
  Net assets transferred to Evercel, Inc....................      669        --        --

    The accompanying notes beginning on page F-7 are an integral part of the consolidated financial statements.

                             FUELCELL ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Nature of Business

     FuelCell Energy, Inc. (the Company or FCE) is engaged in the development and commercialization of electrochemical technologies for electric power generation. The Company manufactures carbonate fuel cells, generally on a contract basis.

     The Company's revenues are generated from customers located throughout the United States and Europe. The Company generally does not require collateral in providing credit except for international sales where a deposit may be required with the purchase orders.

  Principles of Consolidation

     The accompanying financial statements include the accounts of the Company and its subsidiary: Xiamen-ERC High Technology Joint Venture, Inc. a 66 2/3% owned joint venture formed between the Company and the City of Xiamen, PRC.

  Cash and Cash Equivalents

     Cash equivalents consist primarily of investments in a money market fund with original maturities of three months or less at date of acquisition. The Company places its temporary cash investments with high credit quality financial institutions.

  Inventories

     Inventories consist principally of raw materials and are stated at the lower of cost or market.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

     When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

  Intellectual Property

     Intellectual property including patents and know-how is carried at no value.

  Impairment of Long Lived Assets

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                             FUELCELL ENERGY, INC.

  Revenue/License Fee Revenue, Recognition

     Revenues and fees on long-term contracts, including government and commercial cost reimbursement contracts, are recognized on the percentage-of-completion method. Percentage-of-completion is measured by costs (including applicable general and administrative) incurred and accrued to date as compared with the estimated total costs for each contract. Contracts typically extend over a period of one or more years. In accordance with industry practice, receivables include amounts relating to contracts and programs having production cycles longer than one year and a portion thereof will not be realized within one year. Provisions for estimated losses, if any, are made in the period in which such losses are determined to be probable. The Company recognized approximately $2,579, $74, and $42 of long-term contract revenues from corporate shareholders of the Company during fiscal years ended October 31, 1999, 1998 and 1997, respectively.

     License fee income arises from license agreements whereby the Company grants the right to use Company patents and know-how. Amounts are deferred and recognized ratably over the respective terms of the agreements. The Company recognized approximately $250, $266 and, $316 of license fee income during each of the fiscal years ended October 31, 1999, 1998 and 1997, under license agreements with corporate shareholders of the Company.

     Revenues from the U.S. Government and its agencies directly and through primary contractors were $17,386, $24,221 and $23,377 for the years ended October 31, 1999, 1998 and 1997, respectively.

  Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Stock Option Plan

     The Company continues to account for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees, and related interpretations." As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.

     Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company applies the recognition provisions of APB Opinion No. 25 and provides the pro forma disclosure provisions of SFAS No. 123.

  Earnings Per Share (EPS)

     Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS is similar to the computation of basic EPS except that it gives effect to all potentially dilutive instruments that were outstanding during the period. In 1999 and 1998, the Company computed diluted EPS without

                             FUELCELL ENERGY, INC.

consideration to potentially dilutive instruments due to the loss incurred by the Company. All per share data and the number of shares of common stock have been retroactively adjusted to reflect the three-for-two stock dividend which became effective November 16, 1999.

  Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  Recent Accounting Pronouncements

     SFAS No. 130 -- During 1999, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. For the Company, comprehensive income is the same as net income (loss) accordingly separate disclosure of comprehensive income is not presented.

     SFAS No. 133 -- SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that an entity recognize all derivative instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. As amended, this statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a material impact on its financial position or results of operations because it does not currently purchase derivative instruments or enter into hedging activities.

     During 1998, the American Institute of Certified Public Accountants ("AICPA") released its Statement of Position No. 98-1 ("SOP 98-1") "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and Statement of Position No. 98-5 ("SOP 98-5") "Reporting on the Costs of Start-Up Activities," both of which are effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-1 also requires that the costs related to the preliminary project stage and the post-implementation stage of an internal-use computer software development project be expensed as incurred. SOP 98-5 requires that the costs of start-up activities be expensed as incurred. SOP 98-5 requires companies to report the initial application of the standard as a cumulative effect of an accounting change. The Company is required to adopt these standards in fiscal 2000. Management believes that the adoption of these standards will not have a material effect on the Company's results.

(2) SPIN-OFF OF EVERCEL, INC., JOINT VENTURES AND LICENSE AGREEMENTS

     On February 22, 1999, the Company effected a spin-off to its stockholders of 100% of the shares of Evercel, Inc. ("Evercel"). The Company had previously transferred to Evercel the principal assets and liabilities of its battery business group. The Company distributed to its stockholders in a tax-free distribution one share of Evercel Common Stock for every three shares of common stock of the Company held on the record date of February 19, 1999.

     In accordance with the License Assistance Agreement between the Company and Evercel, Evercel has agreed to provide all services and assistance necessary for Evercel to effectively fulfill, on behalf of the Company, all of the Company's obligations under the joint venture contract for Xiamen Three Circles-ERC Battery Corp., Ltd. (the "Joint Venture") and the related license agreement until such time as the Company obtains the approval from the Chinese partner and appropriate Chinese governmental authority for the assignment of such agreements to Evercel. In return for such assistance, the Company will pay to

                             FUELCELL ENERGY, INC.

Evercel and Evercel will pay to the Company an amount equal to the sum of all money, dividends, profits, reimbursements, distributions and payments actually paid to the Company or paid by the Company in cash or in kind or otherwise accruing to the Company pursuant to the Joint Venture contract and related license agreement.

     On February 22, 1999, the effective date of the spin-off, the Company deconsolidated the financial statements of Evercel and the Joint Venture from the consolidated financial statements of the Company. As part of the spin-off of Evercel, the Company transferred capital assets (net), prepaid spin-off costs, accounts receivable and short-term liabilities amounting to $1,228, $501, $36, and $1,096, respectively.

     During 1998 the Company also formed a joint venture with the City of Xiamen, China, called Xiamen-ERC High Technology Joint Venture, Inc. This joint venture has been formed to fund other entities, such as Xiamen University, to conduct research in advanced electrochemical technologies, which will benefit the Company and Xiamen. The Company has invested $400 of capital into this joint venture.

(3) ACCOUNTS RECEIVABLE

     Accounts receivable at October 31, 1999 and 1998 consisted of the following:

                                                               1999     1998
                                                              ------    -----
U.S. Government:
  Amount billed.............................................  $1,850      382
  Unbilled recoverable costs................................      52    2,361
  Retainage.................................................     185      724
                                                              ------    -----
                                                               2,087    3,467
                                                              ------    -----
Commercial Customers:
  Amount billed.............................................     235       56
  Unbilled recoverable costs................................       1      283
  Retainage.................................................       9        7
                                                              ------    -----
                                                                 245      346
                                                              ------    -----
                                                              $2,332    3,813
                                                              ======    =====

     Unbilled recoverable costs represent amounts of revenue recognized on costs incurred on contracts in progress which will be billed within the next 30 days. The balances billed but not paid by customers pursuant to retainage provisions in the contracts will be due upon completion of the contracts and acceptance by the customer.

                             FUELCELL ENERGY, INC.

(4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at October 31, 1999 and 1998 consisted of the following:

                                                                             ESTIMATED
                                                       1999       1998      USEFUL LIFE
                                                     --------    -------    -----------
Land...............................................  $    524        524            --
Building and improvements..........................     4,581      4,508     30 years
Machinery and equipment............................    14,618     15,121    3-8 years
Furniture and fixtures.............................     1,415      1,409    6-10 years
Construction in progress...........................       527      1,938
                                                     --------    -------
                                                       21,665     23,500
Less accumulated depreciation and amortization.....   (14,470)   (15,153)
                                                     --------    -------
                                                     $  7,195      8,347
                                                     ========    =======

(5) OTHER ASSETS

     Other assets at October 31, 1999 and 1998 consisted of the following:

                                                               1999     1998
                                                              ------    -----
Power Plant License.........................................  $1,937    2,221
Other.......................................................     304      409
                                                              ------    -----
  Total.....................................................  $2,241    2,630
                                                              ======    =====

     The Power Plant License is being amortized over 10 years. Accumulated amortization was $1,658, $1,374, and $1,091 at October 31, 1999, 1998 and 1997,
respectively.

(6) LONG-TERM DEBT

     Long-term debt at October 31, 1999 and 1998 consisted of the following:

                                                               1999     1998
                                                              ------    -----
Note payable(a).............................................  $  191      774
Note payable(b).............................................   1,775    1,925
                                                              ------    -----
                                                               1,966    2,699
  Less -- current portion...................................    (341)    (755)
                                                              ------    -----
  Long-term debt, less current portion......................  $1,625    1,944
                                                              ======    =====

     As of October 31, 1999, the above notes payable mature as follows: fiscal 2000, $341; fiscal 2001, $1,625.

     (a) During 1995, the Company entered into a $2,500 credit facility with GE Capital (formerly MetLife Capital Corporation, an affiliate of Metropolitan Life Insurance Company). Repayment of this note commenced during 1996 and the remaining balance of $191 at October 31, 1999 is included in current portion as this facility expires February 2000.

     (b) The note is payable to First Union Bank in monthly installments of $13 plus interest. Interest on this note is payable at LIBOR plus 1.75% or 7.17% at October 31, 1999 and 7.19% at October 31, 1998.

     The borrowings under the First Union Bank agreement are collateralized by a substantial portion of the Company's equipment and other assets, and a mortgage is collateralized by a first mortgage on the

                             FUELCELL ENERGY, INC.

Company's Danbury, Connecticut location. The credit agreement associated with the Notes above require the Company to maintain certain financial covenants, including tangible net worth, debt service coverage and liabilities to tangible net worth.

(7) COMMITMENTS AND CONTINGENCIES

     The Company leases certain computer and office equipment and the Torrington, Connecticut manufacturing facility, and office space in Washington, D.C. under operating leases expiring on various dates through 2004. Rent expense was $517, $472 and $463 for the fiscal years ended October 31, 1999, 1998 and 1997, respectively. Aggregate minimum annual payments under the lease agreements for the five years subsequent to October 31, 1999 are: 2000, $510; 2001, $230; 2002, $133; 2003, $117; and 2004, $82.

     The Company has an agreement with Electric Power Research Institute (EPRI) pursuant to which FCE has agreed to pay EPRI royalties based upon commercial sales of carbonate fuel cells. Through October 31, 1999, the Company has not paid any royalties to EPRI.

     In connection with certain contracts and grants from the United States Department of Energy (DOE), FCE has agreed to pay DOE 10% of the annual license income received from MTU-Friedrichshafen GmbH ("MTU"), up to $500. Through 1999, FCE has paid to DOE a total of $250.

(8) SHAREHOLDERS' EQUITY

     In 1999, 30,000 shares of Preferred "C" were converted to 30,000 shares of the Company's common stock.

     At October 31, 1999, 889,253 shares of common stock have been reserved for issuance pursuant to the Company's stock option plans, and the Company's Section 423 Stock Purchase Plan.

(9) STOCK OPTION PLAN

     The board of directors has adopted the 1988 and 1998 Stock Option Plans (collectively the Plans). Under the terms of the Plans, options to purchase up to 1,801,500 shares of common stock may be granted to officers, key employees and directors of the Company. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to officers and key employees of the Company and may grant nonqualified options and stock appreciation rights to directors of the Company. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but, in the case of incentive stock options, shall not be granted at an exercise price less than 100% of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are exercisable commencing one year after grant at the rate of 25% of such shares in each succeeding year. There were no stock appreciation rights outstanding at October 31, 1999 and 1998.

     In 1997, in connection with the hiring of the Company's Chief Executive Officer, options were granted to purchase 223,500 shares of the Company's common stock at the purchase price of $6.587 per share (the market value at the date of the grant). The Company also granted options to purchase an additional 151,500 shares at $6.587 per share based upon the approval of the shareholders at the 1998 annual meeting of the shareholders.

                             FUELCELL ENERGY, INC.

     The per share weighted-average fair value of stock options granted in 1999, 1998 and 1997 was $8.43, $7.99, and $7.15, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

                   RISK FREE
      DIVIDEND   INTEREST RATE   EXPECTED   VOLATILITY
YEAR    RATE         RANGE         LIFE       FACTOR
----  --------   -------------   --------   ----------
1999     0%        5.20-5.34%          10     .6300
                                 years...
1998     0%        4.31-4.43%          10     .5495
                                 years...
1997     0%        6.07-6.66%          10     .5044
                                 years...

     No compensation cost has been recognized for stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company's net income (loss) and earnings (loss) per share would have been the pro forma amounts indicated below:

                                                             1999       1998     1997
                                                            -------    ------    ----
Net income(loss):
  As reported.............................................  $  (985)     (382)    425
  Pro forma...............................................  $(1,999)   (1,070)     39
Earnings(loss) per share:
  As reported -- Basic....................................  $ (0.16)    (0.06)   0.07
  Pro forma -- Basic......................................  $ (0.32)    (0.17)   0.01
  As reported -- Diluted..................................  $ (0.16)    (0.06)   0.07
  Pro forma -- Diluted....................................  $ (0.32)    (0.17)   0.01

     The following table summarizes the Plan's activity for the years ended October 31, 1999, 1998 and 1997:

                                                             NUMBER      WEIGHTED AVERAGE
                                                            OF SHARES      OPTION PRICE
                                                            ---------    ----------------
Outstanding at October 31, 1996...........................   434,850          $3.39
  Granted.................................................   328,500          $7.07
  Exercised...............................................  (136,848)         $1.23
                                                            --------
Outstanding at October 31, 1997...........................   626,502          $5.79
  Granted.................................................   226,500          $7.28
  Exercised...............................................  (172,903)         $4.17
  Cancelled...............................................    (4,500)         $8.17
                                                            --------
Outstanding at October 31, 1998...........................   675,599          $6.47
  Granted.................................................   154,692          $6.11
  Exercised...............................................   (74,288)         $5.60
  Cancelled...............................................    (4,500)         $8.17
                                                            --------
Outstanding at October 31, 1999...........................   751,503          $6.25
                                                            ========

                             FUELCELL ENERGY, INC.

     The following table summarizes information about stock options outstanding and exercisable at October 31, 1999:

                                OPTIONS OUTSTANDING
                               ----------------------    OPTIONS EXERCISABLE
                                WEIGHTED                ----------------------
                                 AVERAGE     WEIGHTED                 WEIGHTED
                                REMAINING    AVERAGE                  AVERAGE
   RANGE OF        NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
--------------   -----------   -----------   --------   -----------   --------
    $2.52           45,842      0.9 years     $2.52        45,842      $2.52
$5.46 - $7.28      705,661      7.7 years     $6.50       353,494      $6.38

     The shareholders of the Company adopted a Section 423 Stock Purchase Plan on April 30, 1993 and was last amended on October 6, 1999. The total shares allocated to the Plan are 225,000. The shares are offered to employees over an eight-year period commencing January 1, 1993. It allows an employee with one year of service to purchase up to 450 shares per year at 85% of the lower of the average price on the day of grant or issue. An employee may not sell the stock for six months after the date of issue.

     Plan activity for the years ended October 31, 1999, 1998 and 1997, was as follows:

                                                              NUMBER OF
                                                               SHARES
                                                              ---------
Balance at October 31, 1996.................................   188,060
  Issued @ $6.88............................................    (1,614)
  Issued @ $5.70............................................    (6,470)
                                                               -------
Balance at October 31, 1997.................................   179,976
  Issued @ $5.70............................................   (10,496)
  Issued @ $9.10............................................   (12,343)
                                                               -------
Balance at October 31, 1998.................................   157,137
  Issued @ $7.37............................................    (2,400)
  Issued @ $6.18............................................    (1,950)
  Issued @ $7.23............................................   (15,037)
                                                               -------
Balance at October 31, 1999.................................   137,750
                                                               =======

(10) EMPLOYEE BENEFITS

     The Capital Accumulation Plan for employees of FuelCell Energy, Inc. was established by the Company on January 19, 1987 and was last amended on June 1, 1997. The Plan is administered by a three-member pension committee. The plan is a 401(k) plan covering full-time employees of the Company who have completed one year of service. The Company contributes an amount equal to 5% of each participant's W-2 compensation to the plan on a monthly basis. Participants are required to contribute 3% and may make voluntary contributions up to an additional 7% of W-2 compensation out of pretax earnings. Effective June 1, 1997, participants may make voluntary contributions up to an additional 6% of W-2 compensation out of after-tax earnings. The Company charged $402, $435, and $412 to expense during the years ended October 31, 1999, 1998 and 1997, respectively.

     The FuelCell Energy, Inc. Pension Plan, a defined contribution plan was established by the Company on May 10, 1976 and was last amended on June 1, 1997. The Plan covers full-time employees of the Company who have completed one year of service. The Company contributes an amount equal to 4% effective April 1, 1993 (previously 5%) of each participant's W-2 compensation to the plan on a monthly

                             FUELCELL ENERGY, INC.

basis. The Company charged $312, $343 and $346 to expense during the years ended October 31, 1999, 1998 and 1997, respectively.

(11) INCOME TAXES

     The components of Federal income tax expense (benefit) were as follows for the years ended October 31, 1999, 1998 and 1997:

                                                              1999     1998    1997
                                                              -----    ----    ----
Current:
  Federal...................................................  $(188)    122    327
  Foreign...................................................     --     460     10
                                                              -----    ----    ---
                                                               (188)    582    337
                                                              -----    ----    ---
Deferred:
  Federal...................................................    479    (569)   (90)
  Foreign...................................................     --      --     --
                                                              -----    ----    ---
                                                                479    (569)   (90)
                                                              -----    ----    ---
     Total income tax expense...............................  $ 291      13    247
                                                              =====    ====    ===

     The components of state income tax expense which are included in administrative and selling expenses were as follows for the years ended October 31, 1999, 1998 and 1997:

                                                              1999    1998    1997
                                                              ----    ----    ----
Current.....................................................  $ 48     227    148
Deferred....................................................   126    (169)    (9)
                                                              ----    ----    ---
     Total state income tax expense.........................  $174      58    139
                                                              ====    ====    ===

     The reconciliation of the federal statutory income tax rate to the Company's effective income tax rate for the years ended October 31, 1999, 1998 and 1997 was as follows:

                                                              1999     1998     1997
                                                              -----    -----    ----
Statutory Federal Income tax rate...........................  (34.0)%  (34.0)%  34.0%
Nondeductible expenditures..................................   17.4     34.8      --
Other, net..................................................     .9      2.8     2.7
Valuation Allowance.........................................   57.6       --      --
                                                              -----    -----    ----
Effective income tax rate...................................   41.9%     3.6%   36.7%
                                                              =====    =====    ====

                             FUELCELL ENERGY, INC.

     The Company's federal and state deferred tax assets and liabilities consisted of the following at October 31, 1999 and 1998:

                                                               1999     1998
                                                              ------    -----
Deferred tax assets:
  Bad debt..................................................  $   31       --
  Deferred revenue..........................................      --      573
  Compensation recognized on options........................     183      121
  Incentive bonuses.........................................     189      150
  Capital loss carryforward.................................      24       24
  Vacation accrual..........................................      50       34
  Self-insurance............................................      50       53
  Tax credit carryforwards..................................     590      140
  Other.....................................................      14       26
                                                              ------    -----
Gross deferred tax assets...................................   1,131    1,121
  Valuation allowance.......................................    (573)     (24)
                                                              ------    -----
Deferred tax assets after valuation allowance...............     558    1,097
                                                              ------    -----
Deferred liability -
  Accumulated depreciation..................................    (267)    (201)
                                                              ------    -----
  Gross deferred tax liability..............................    (267)    (201)
                                                              ------    -----
Net deferred tax assets.....................................  $  291      896
                                                              ======    =====

     The valuation allowance increased by $549 and relates to foreign tax credit and state net operating loss carryforwards that management believes more likely than not will expire unutilized.

     The Company has foreign tax credits of approximately $400 available for carryforward which expire in 2002-2003. The Company has state net operating loss carryforwards of approximately $1.4 million which expire in 2004.

(12) EARNINGS PER SHARE

     Basic and diluted earnings per share are calculated using the following data:

                                                      1999         1998         1997
                                                    ---------    ---------    ---------
Weighted average basic Common shares..............  6,226,714    6,121,527    5,931,760
Effect of dilutive securities.....................
  Stock options...................................         --           --      205,985
  Preferred "C" Convertible.......................         --           --       45,000
  Convertible debt................................         --           --      105,000
                                                    ---------    ---------    ---------
Weighted average basic common shares adjusted for
  diluted calculations............................  6,226,714    6,121,527    6,287,745
                                                    =========    =========    =========

     The computation of diluted loss per share for fiscal years 1999 and 1998 follows the basic calculation since common stock equivalents were antidilutive. The weighted average shares of dilutive securities that would have been used to calculate diluted EPS had their effect not been antidilutive are as follows:

                                                               1999       1998
                                                              -------    -------
Stock options...............................................  729,875    522,720

                             FUELCELL ENERGY, INC.

(13) SUBSEQUENT EVENTS

     On November 16, 1999, the Company paid a stock dividend of one additional share of common stock for every two shares of the Company's Common Stock held on November 1, 1999, the record date. All per share data and the number of shares of common stock have been adjusted retroactively to give effect to the stock dividend.

                             FUELCELL ENERGY, INC.

                     CONSOLIDATED CONDENSED BALANCE SHEETS
                  AS OF JANUARY 31, 2000 AND OCTOBER 31, 1999


                                                              JANUARY 31,    OCTOBER 31,
                                                                 2000           1999
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS,
                                                              EXCEPT SHARE AND PER SHARE
                                                                       AMOUNTS)
                                                              (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents.................................    $ 6,478         6,163
  Accounts receivable.......................................      2,322         2,332
  Inventories...............................................      1,235         1,204
  Deferred income taxes.....................................        289           291
  Other current assets......................................        749           405
                                                                -------        ------
     Total current assets...................................     11,073        10,395
  Property, plant and equipment, net........................      6,935         7,195
  Other assets, net.........................................      2,103         2,241
                                                                -------        ------
     Total assets...........................................    $20,111        19,831
                                                                =======        ======
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Current portion of long-term debt.........................    $   198           341
  Accounts payable..........................................        507           484
  Accrued liabilities.......................................      1,891         1,787
  Deferred license fee income...............................        263            29
  Customer advances.........................................        550           550
                                                                -------        ------
     Total current liabilities..............................      3,409         3,191
Long-term debt..............................................      1,588         1,625
                                                                -------        ------
Total liabilities...........................................      4,997         4,816
                                                                -------        ------
Minority interest...........................................        200           200
                                                                -------        ------
Common shareholders' equity:
  Common stock, ($.0001 par value); 20,000,000 shares
     authorized: 6,378,757 and 6,325,872 shares issued and
     outstanding at January 31, 2000 and October 31,1999,
     respectively...........................................         --            --
  Additional paid-in capital................................     14,236        14,142
  Retained earnings.........................................        678           673
                                                                -------        ------
     Total shareholders' equity.............................     14,914        14,815
                                                                -------        ------
     Total liabilities and shareholders' equity.............    $20,111        19,831
                                                                =======        ======


  The accompanying notes beginning on page F-21 are an integral part of these financial statements.

                             FUELCELL ENERGY, INC.

               CONSOLIDATED CONDENSED STATEMENTS OF INCOME (LOSS)
              FOR THE THREE MONTHS ENDED JANUARY 31, 2000 AND 1999

                                                                 2000           1999
                                                              -----------    -----------
                                                                (DOLLARS IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
                                                                     (UNAUDITED)
Revenues....................................................   $   3,600          6,284
Costs and expenses:
  Cost of revenues..........................................       1,965          4,355
  Administrative and selling................................         670          1,361
  Depreciation..............................................         385            330
  Research and development..................................         671            823
                                                               ---------      ---------
                                                                   3,691          6,869
                                                               ---------      ---------
Loss from operations........................................         (91)          (585)
License fee income, net (includes income from related
  parties of $58 and $62 for the three months ended January
  31, 2000 and 1999, respectively)..........................          63            (16)
Interest expense............................................         (37)           (53)
Interest and other income, net..............................          72             65
                                                               ---------      ---------
  Income(loss) before provision for income taxes............           7           (589)
Provision for (benefit from) income taxes...................           2           (241)
                                                               ---------      ---------
Net income (loss)...........................................   $       5           (348)
                                                               =========      =========
Basic earnings (loss) per share.............................   $     .00           (.06)
                                                               =========      =========
Basic shares outstanding....................................   6,332,898      6,247,488
                                                               =========      =========
Diluted earnings (loss) per share...........................   $     .00           (.06)
                                                               =========      =========
Diluted shares outstanding..................................   6,745,827      6,247,488
                                                               =========      =========

  The accompanying notes beginning on page F-21 are an integral part of these financial statements.

                             FUELCELL ENERGY, INC.

                CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
              FOR THE THREE MONTHS ENDED JANUARY 31, 2000 AND 1999

                                                                2000          1999
                                                              ---------     ---------
                                                              (DOLLARS IN THOUSANDS)
                                                                    (UNAUDITED)
Cash flows from operating activities:
Net income (loss)...........................................   $    5          (348)
Adjustments to reconcile net income (loss) to net cash
  provided by/(used in) operating activities:
  Compensation for options granted..........................       33            33
  Depreciation and amortization.............................      526           433
  Deferred income taxes.....................................        2            --
  Changes in operating assets and liabilities:
     Accounts receivable....................................       10        (1,404)
     Inventories............................................      (31)         (236)
     Other current assets...................................     (344)          (91)
     Accounts payable.......................................       23            28
     Accrued liabilities....................................      104         1,102
     Deferred license fee income............................      234           263
                                                               ------        ------
       Net cash provided by (used in) operating
        activities..........................................      562          (220)
                                                               ------        ------
Cash flows from investing activities:
  Capital expenditures......................................     (128)         (412)
  Payments on other assets..................................       --           (23)
                                                               ------        ------
       Net used in investing activities.....................     (128)         (435)
                                                               ------        ------
Cash flows from financing activities:
Proceeds from short term debt...............................       --           821
Repayment of debt...........................................     (180)         (190)
Common stock issued.........................................       61            57
                                                               ------        ------
       Net cash provided by(used in) financing activities...     (119)          688
                                                               ------        ------
Net increase(decrease) in cash and cash equivalents.........      315            33
Cash and cash equivalents, beginning of period..............    6,163        10,304
                                                               ------        ------
Cash and cash equivalents, end of period....................   $6,478        10,337
                                                               ======        ======
Supplemental disclosure of cash paid during the period for:
  Interest..................................................   $   26            54
  Income taxes..............................................        3           100

  The accompanying notes beginning on page F-21 are an integral part of these financial statements.

                             FUELCELL ENERGY, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


(1) BASIS OF PRESENTATION

     The accompanying consolidated condensed financial statements for FuelCell Energy Inc. (the "Company"), have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial position of the Company as of January 31, 2000 and the results of operations for the three months ended January 31, 2000 and 1999 and cash flows for such three month periods have been included.

     Information included in the Consolidated Condensed Balance Sheet as of October 31, 1999 has been derived from audited financial statements included in the Company's Annual Report on Form 10-K for the year ended October 31, 1999 ("1999 10-K"), but does not include all disclosures required by generally accepted accounting principles.

     The results of operations for the three months ended January 31, 2000 and 1999 are not necessarily indicative of the results to be expected for the full year.

     The reader should supplement the information in this document with prior disclosures in the 1999 10-K.

     On November 16, 1999, the Company paid a stock dividend of one additional share of common stock for every two shares of the Company's common stock held on November 1, 1999, the record date. All per share data and the number of shares of common stock have been adjusted retroactively to give effect to the stock dividend.

     In accordance with the License Assistance Agreement between the Company and Evercel, Inc. ("Evercel"), Evercel has agreed to provide all services and assistance necessary to effectively fulfill on behalf of the Company all of the Company's obligations under the joint venture contract for Xiamen Three
Circles -- ERC Battery Corp., Ltd. (the "Joint Venture") and the related license agreement until such time as the Company obtains the approval from the Chinese partner and appropriate Chinese governmental authority for the assignment of such agreements to Evercel. In return for such assistance, the Company will pay to Evercel and Evercel will pay to the Company an amount equal to the sum of all money, dividends, profits, reimbursements, distributions and payments actually paid to the Company or paid by the Company in cash or in kind or otherwise accruing to the Company pursuant to the Joint Venture contract and related license agreement.

                             FUELCELL ENERGY, INC.

(2) EARNINGS PER SHARE

     Basic and diluted earnings (loss) per share are calculated based upon the following data:

                                                                   THREE MONTHS
                                                                ENDED JANUARY 31,
                                                              ----------------------
                                                                2000         1999
                                                              ---------    ---------
Weighted average basic
Common Shares...............................................  6,332,898    6,247,488
Effect of dilutive securities
Stock options...............................................    412,929           --
                                                              ---------    ---------
Weighted Average Basic
Common Shares Adjusted for diluted calculation..............  6,745,827    6,247,488
                                                              =========    =========

     The computation of diluted loss per share for the first quarter of 1999 follows the basic calculation since common stock equivalents were antidilutive. The weighted average number of options outstanding for the period ended January 31, 1999 was 670,080.

                          [PICTURE OF 250kW FUEL CELL]






         250kW Plant, Powering Danbury Headquarters Since February 1999
                               Fuel: Natural Gas
                           Hours in Operation: 9,000
                      Electricity Produced: 1,400,000 kWh

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,300,000 SHARES

                             [FUELCELL ENERGY LOGO]

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                              MERRILL LYNCH & CO.

                               CIBC WORLD MARKETS
                                  FAC/EQUITIES
                            LAZARD FRERES & CO. LLC

                                     , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the fees and expenses payable in connection with the sale of the securities being registered, other than underwriting discounts. All of the amounts shown are estimates, except the SEC registration fee, the American Stock Exchange listing fee, and the filing fee with the National Association of Securities Dealers, Inc.



SEC registration fee........................................  $ 25,840
American Stock Exchange listing fee.........................  $ 17,500
NASD filing fee.............................................  $ 10,288
Printing and engraving expenses.............................  $150,000
Accountants' fees and expenses..............................  $ 70,000
Legal fees and expenses.....................................  $175,000
Blue sky qualification fees and expenses....................  $  5,000
Miscellaneous...............................................  $ 46,372
                                                              --------
  Total.....................................................  $500,000
                                                              ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal actions and proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

     The registrant's Certificate of Incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as currently in effect or as the same may hereafter be amended.

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law, the registrant's Certificate of Incorporation eliminates the liability of our directors to us or our stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

     The registrant maintains directors' and officers' liability insurance policies. The registrant's by-laws provide for indemnification of the registrant's officers and directors to the fullest extent permitted by applicable law.

     The purchase agreement to be entered into by the registrant and the underwriters will contain certain provisions for the indemnification of, among others, our directors, officers who sign this registration statement and controlling persons for certain liabilities.

ITEM 16.  EXHIBITS.


EXHIBIT
NUMBER                              EXHIBIT
-------                             -------
   1.1    Form of Purchase Agreement
   4.1    Certificate of Incorporation of the registrant, as amended
          (incorporated by reference to Exhibit 3.1 contained in the registrant's Current Report on Form 8-K dated September 21,
          1999)
   4.2    Restated By-Laws of the registrant, dated July 13, 1999
          (incorporated by reference to Exhibit 3.2 contained in the registrant's Current Report on Form 8-K dated September 21,
          1999)
   4.3    Specimen of Common Share Certificate (incorporated by
          reference to Exhibit 4 contained in the registrant's Annual
          Report on Form 10-K for the fiscal year ended October 31,
          1999)
   5.1    Opinion of Robinson & Cole LLP
  23.1    Consent of Robinson & Cole LLP (included in Exhibit 5.1)
  23.2    Consent of KPMG LLP
  24.1    Power of Attorney (included on signature page of
          registration statement)*


---------------

* Previously filed


ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

          (a) for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

          (c)(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Danbury, State of Connecticut on the 31st day of March, 2000.


                                          FUELCELL ENERGY, INC.

                                                 /s/ JERRY D. LEITMAN
                                          --------------------------------------

                                          Jerry D. Leitman, Chief Executive
                                          Officer, President



     Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                                                       CAPACITY                     DATE
---------                                                       --------                     ----
                         *                           Chief Executive Officer,           March 31, 2000
---------------------------------------------------    President, Director
                 Jerry D. Leitman                      (Principal Executive Officer)

                         *                           Chief Financial Officer, Vice      March 31, 2000
---------------------------------------------------    President, Corporate
                 Joseph G. Mahler                      Secretary, Treasurer
                                                       (Principal Accounting and
                                                       Financial Officer)

                         *                                      Director                March 31, 2000
---------------------------------------------------
                Warren D. Bagatelle

                         *                                      Director                March 31, 2000
---------------------------------------------------
              Christopher R. Bentley

                         *                                      Director                March 31, 2000
---------------------------------------------------
                   Michael Bode

                         *                                      Director                March 31, 2000
---------------------------------------------------
                  James D. Gerson

                         *                                      Director                March 31, 2000
---------------------------------------------------
                 Thomas L. Kempner

                         *                                      Director                March 31, 2000
---------------------------------------------------
                 William A. Lawson

SIGNATURE                                                       CAPACITY                     DATE
---------                                                       --------                     ----
                         *                                      Director                March 31, 2000
---------------------------------------------------
                  Hansraj C. Maru

                         *                                      Director                March 31, 2000
---------------------------------------------------
                 Bernard S. Baker

                         *                                      Director                March 31, 2000
---------------------------------------------------
                   John A. Rolls

                                                                Director
---------------------------------------------------
                 Thomas R. Casten

             *By:/s/ JOSEPH G. MAHLER
    ------------------------------------------
                 Joseph G. Mahler
                 Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                              EXHIBIT
-------                             -------
   1.1    Form of Purchase Agreement
   4.1    Certificate of Incorporation of the registrant, as amended,
          (incorporated by reference to Exhibit 3.1 contained in the registrant's Current Report on Form 8-K dated September 21,
          1999)
   4.2    Restated By-Laws of the registrant, dated July 13, 1999
          (incorporated by reference to Exhibit 3.2 contained in the registrant's Current Report on Form 8-K dated September 21,
          1999)
   4.3    Specimen of Common Share Certificate (incorporated by
          reference to Exhibit 4 contained in the registrant's Annual
          Report on Form 10-K for the fiscal year ended October 31,
          1999)
   5.1    Opinion of Robinson & Cole LLP
  23.1    Consent of Robinson & Cole LLP (included in Exhibit 5.1)
  23.2    Consent of KPMG LLP
  24.1    Power of Attorney (included on signature page of
          registration statement)*


---------------

* Previously filed.